Exhibit 99.3

2021 ANNUAL REPORT

NASDAQ/TSX: NEPT

management discussion and analysis

management discussion and analysis

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

AND FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER

On behalf of the Board of Directors and the Management Team, we are proud to present the annual report of the 2021 fiscal year to our shareholders.

The last year was full of operating challenges in the face of a global pandemic, which tested us in ways few could have imagined. Those challenges also tested our resilience, which made our employees and operations much stronger, making us better prepared for a fast-changing world. We responded with speed and agility, transforming our entire business structure, while improving our financial results and strengthening our balance sheet. Few things rival the power of humans working together to bring about great change. At Neptune Wellness Solutions, we are on a mission to change consumption behavior through environmentally friendly and innovative products that create a positive impact on the world so you can live longer and feel better. Together, we can build a more sustainable world.

Despite the COVID-19 pandemic, we still delivered significant top-line growth, by developing new products and acquiring a controlling interest in Sprout Foods, which allowed us to enter new product categories and geographic markets.

However, the most important point is that Neptune completed its strategic transition to a diversified Consumer Packaged Goods (“CPG”) company, with revenues of $46.8 million in fiscal year 2021 compared to revenues of $29.6 million for the year ended March 31, 2020, an increase of $17.2 million or 58%.  In addition, Neptune acquired a controlling stake in Sprout Foods and gained a new strategic shareholder in Morgan Stanley Expansion Capital.  Finally, Neptune raised a total of $161.8 million in gross proceeds from equity financings, demonstrating the strong support from our investors for our strategic transition to a CPG company.

Our vision is to provide better-for-you and better-for-the-planet products to consumers.  Looking forward, we will continue to grow our brands organically across all our verticals through innovative new products and increased distribution. Additionally, the company will continue to complement its strong organic growth with strategic, accretive acquisitions.  Our strategy to build leading health and wellness brands should lead to improved margins and returns, and ultimately outsized shareholder value for our investors.  All of this, with a focus on diligent execution.

We want to thank our shareholders for their continued support during this most challenging year.  We could not be more excited about Neptune’s future, and we hope you will continue to share this amazing journey with us.

Finally, we want to thank our stakeholders, our business partners, our directors, and our team for their support.

Have a good read!

/s/ Michael Cammarata	/s/ John Moretz
Michael Cammarata	John Moretz
President, CEO & Board Member	Chairman of the Board

management discussion and analysis

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

John Moretz
Chairman of the Board

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC, and is Managing Director of Kathy Ireland, LLC. In addition, he is the Managing Director of various real estate entities, including LaMoe, LLC, and Moretz Mills, LLC. Mr. Moretz spent 39 years in the textile industry building and marketing numerous consumer brands. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2012. In 1987 Mr. Moretz founded Moretz Marketing to create and manage lifestyle brands licensing opportunities. He serves on the following boards: Neptune Wellness Solutions, LED Technologies, Blowing Rock Brewery, and McCubbin Hosiery, LLC.

Michael Cammarata
President, CEO & Board Member

Michael became President and CEO of Neptune Wellness Solutions in July 2019. Michael is the founder of Random Occurrence, a venture capital and private equity firm. He invested in and cofounded Schmidt’s Naturals, one of the world’s fastest growing wellness brands, leading it from fledgling start-up to acquisition in 2017 by Unilever and onto record breaking growth in 2018. He remained CEO of Schmidt’s Naturals until June 2019, leading its rapid expansion into new and innovative products, retailers and global markets. Michael is a new breed of unconventional CEO with a personal mission to invest and scale companies globally that will make sustainable innovation and modern wellness solutions accessible to the world. He believes that natural products are the future and that every person deserves natural products that work and minimize their harm to people, the planet and animals.  Through all his investments, Michael is looking toward future technologies, including AI and machine learning to create stronger connections and personalized products for customers. He is a passionate advocate for plant-based solutions a leader for sustainability and has pushed for an end to animal testing in cosmetics. Raised in New York, Michael’s dyslexia made school challenging, but that perspective allowed him to identify opportunities others missed. He became a technology and marketing wunderkind by his mid-teens.

Dr. Ronald Denis
Director

Dr. Ronald Denis is Chief of Surgery and Director of the Trauma Program at Hôpital du Sacré-Coeur and Centre intégré universitaire de santé et des services sociaux in Montreal. Dr. Denis is also the Medical Co-Director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Joseph Buaron
Director

Mr. Buaron is Co-founder and CTO of goPeer, Canada’s first regulated consumer peer-to-peer lender, he additionally serves as Chief Strategy Officer to Loti Wellness Inc., a Canadian self-care consumer brand. Prior, Mr. Buaron served as CTO to Unilever’s, Schmidt’s Naturals, where he led the technology, AI, digital marketing and consumer support divisions through transition from start-up to enterprise, and subsequently through the acquisition by Unilever, and the integration that followed.  Mr. Buaron is a seasoned CTO with over two-decades related experience as an entrepreneur, investor, programmer, solutions architect, and DevOps engineer. His passion for technology reflects his recognition for the tremendous impact it has on our lives and its potential for creating a better tomorrow. Immersed in technology, Mr. Buaron strives to provide vision, leadership, form relationships, and eliminate barriers to allow the brightest minds to flourish.

management discussion and analysis

Michael de Geus
Director

Mr. de Geus is a highly accomplished security executive with domestic and international cyber investigative and physical security experience. He is the founder and Chief Executive Officer of Leatherback Gear, LLC., a producer of bullet proof backpacks. He also served as a Special Agent in federal law enforcement with the Department of Homeland Security and has served on various assignments both physically and with cyber security since 2008. Previously, he served as the Director of Sales at Koro Sun Report in the Fiji Islands and as a consultant for MD Consulting, working on various projects from developing branding and new store layouts to helping with various start-up companies. Mr. de Geus is a Ph.D. Candidate in Public Policy specializing in Homeland Security at Walden University, holds a Master of Science in International Relations from the Troy State University and holds a Bachelor of Science in Criminal Justice from California State University Fullerton.

Frank Rochon
Director

Mr. Rochon has built a distinguished career over the past 30 years, serving in numerous key leadership positions with the past 20 years at Deloitte Canada. He most recently served as Vice Chairman and Managing Partner of Clients and Industries leading Deloitte Canada’s client and market portfolio, overseeing the firm’s most significant client relationships and opportunities.

Mr. Rochon is widely sought after for his business insights and hands-on experience in all aspects of professional services within the Canadian business landscape. At Deloitte, he served in many roles such as Regional Managing Partner roles and also as Deloitte Canada M&A Executive Leader. In addition, Mr. Rochon served on the Deloitte Global executive leadership and the Canadian Board of Directors. Mr. Rochon holds a degree in Business from the University of Ottawa.

Jane Pemberton
Director

Ms. Pemberton is a growth driven, brand loving, digital first executive with over 25 years of experience building and investing in highly profitable business with a focus on “good for you” businesses around the world. Ms. Pemberton is currently the Operating Advisor at North Castle Partners, a leading private equity firm focused exclusively in the Health, Wellness & Active Living Sector.  Prior to North Castle Partners, she served in multiple leadership roles at Gaiam, The Mommy & Me Company, Fox Filmed Entertainment and The Walt Disney Company. Ms. Pemberton currently serves on the Board of Directors for ProSupps USA and The Escape Game.

Dr. Toni Rinow
Chief Financial Officer & Global Operating Officer

Dr. Toni Rinow is a catalyst for growth and expansion and is well known for accelerating revenue streams through acquisitions, corporate development, sales and marketing, and financings. With a proven track record of success in international corporate development and the sales and financing of companies in the healthcare market, Toni has successfully facilitated the negotiation of international corporate alliances valued over $100M and overseen a life science investment portfolio with $400M under management. She was appointed General Manager of Jubilant DraxImage in 2018, a global leader in nuclear medicine with $200M in sales in 22 countries. Her professional career has included leadership roles in both public and private pharmaceutical and healthcare organizations, where she spearheaded acquisitions across Canada, Latin America, and India and supported the transition of two biotechnology companies to an initial public offering at the Toronto Stock Exchange.  With a focus on strategic growth, Toni is that rare C-level business manager with blended business expertise in finance, science and engineering. In addition to a double Masters of Business Administration and Accounting from McGill University, she holds a doctorate in physical chemistry from the Université de Montréal (Ph.D), and a chemical engineering degree from the European Higher Institute of Chemistry in Strasbourg, France. As a forward thinker, she is trained in Artificial Intelligence from MIT.  Toni believes in giving back to the community and sits on Board of Directors for non-for-profit organizations.

management discussion and analysis

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the consolidated financial results and the consolidated financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) for the three-month periods and years ended March 31, 2021 and 2020. It is based on the audited consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. This MD&A should be read in conjunction with our audited consolidated financial statements for the years ended March 31, 2021 and 2020. Additional information about the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on July 15, 2021. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries.

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS6

OVERVIEW7

ABOUT NEPTUNE7

RECENT CORPORATE DEVELOPMENTS10

SELECTED CONSOLIDATED ANNUAL AND QUARTERLY INFORMATION12

CONSOLIDATED FINANCIAL ANALYSIS13

BUSINESS SEGMENT ANALYSIS18

FINANCIAL AND CAPITAL MANAGEMENT19

BUSINESS COMBINATIONS22

CONSOLIDATED CONTRACTUAL OBLIGATIONS25

CONTINGENCIES26

PROVISIONS27

FINANCIAL MEASURES AND ACCOUNTING POLICIES28

RISK DISCLOSURE32

FINANCIAL DISCLOSURE45

ISSUED AND OUTSTANDING SECURITIES47

ADDITIONAL INFORMATION47

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," “feels,” "expects," "intends," "projects," “seeks,” “may,” "anticipates," "will," "should," or "plans" or the negative use of those words or other similar expressions to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.  The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission (“SEC”) and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in this MD&A (under “Risk Disclosure”) and the AIF (under ‟Risk Factors”).

management discussion and analysis

OVERVIEW

Neptune is a diversified and fully integrated health and wellness company with multiple brand units. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune has expanded its operations in June 2020 into several brand units in order to better address its markets.  The main brand units are the following:  Cannabis, Nutraceuticals, Beauty & Personal Care, and Organic Foods & Beverages.

ABOUT NEPTUNE

BUSINESS UPDATE

Neptune’s vision is to change consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Our mission is to redefine health and wellness and help humanity thrive by providing sustainable consumer focused solutions.  Despite the decline in global economic activity since the outbreak of the COVID-19 virus, Neptune has taken transformative, and successful, actions to increase its sales, distribution and reach at both the business-to-business (“B2B”) and business-to-consumer (“B2C”) segments in the consumer-packaged goods (“CPG”) market. Over the past year, Neptune underwent a significant transformation from a B2B cannabis and hemp extraction company to a fully integrated and diversified consumer products company. The Company's long-term strategy is focused on the health and wellness sector with an emphasis on select CPG verticals, including Cannabis, Nutraceuticals, Beauty & Personal Care, and the newly added Organic Foods & Beverages. Neptune's current brand portfolio across these verticals include Mood Ring™, PanHash™, Sprout®, NurturMe®, Nosh!®, Neptune Wellness™, Forest Remedies®, and Ocean Remedies®.

Neptune has a dual go-to market B2B and B2C strategy focused on dramatically expanding its global distribution reach. The strategy sets Neptune apart from its competition and has started to yield a consistent, long-term revenue opportunity for the Company. Accordingly, Neptune has transitioned the focus of its Sherbrooke facility from B2B to B2C in the second and third quarters of FY2021. Also, the operations of SugarLeaf at the Conover facility were paused; at the moment, no date has been set for resumption of operations.

Neptune’s flagship innovative consumer-facing brands, Forest Remedies™ and Ocean Remedies™, that were launched in 2020, continue to get international recognition as Neptune’s collaboration with Jane Goodall on the Wonders of Africa Essential Oil Kit and Jane Goodall by Forest Remedies Hand Sanitizer spray won a 2020 OK! Wellness Award.

Neptune plans to expand its line of cannabis consumer packaged goods readying itself for expansion into the United States when permitted by United States Federal law, based on the results of a comprehensive and independent survey commissioned by the Company.  While we do not anticipate Federal legalization in the near term, we continue to prepare for potential U.S. cannabis legalization under Federal law, Neptune is proactively primed for larger distribution. Neptune’s Mood Ring™ line—which was launched in select Canadian markets during the third quarter of FY2021, providing consumer demand for high-quality, affordable, and environmentally friendly cannabis products—positions the Company to scale its owned and operated brands to introduce additional cannabis products to complement our hemp and essential oil lines.  Furthermore, the PanHashTM line was launched in Quebec during spring 2021.

On February 10, 2021, Neptune announced the acquisition of a 50.1% interest in Sprout Foods, Inc. (“Sprout”), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC became a shareholder in Neptune.  Sprout is an organic plant-based baby food and toddler snack company. Sprout’s focus on wholesome organic baby food products resonates strongly with Neptune’s core values. By combining high-quality plant-based ingredients and cruelty-free ingredients, Sprout has created a trusted brand with a comprehensive range of products.

Sprout represents an opportunity for Neptune to:

o	Capitalize on a shared mission to redefine health and wellness for children;
o	Focus on building a portfolio of high quality, organic and affordable consumer products;
o	Capitalize on the market demand for natural, plant-based, sustainable, and purpose-driven brands.

Neptune's future will be focused on brand creation, accelerated organic growth complemented by new acquisitions with operational excellence as our foundation. The first step toward this new strategy is a lineup of CBD-infused beverages starting with teas and lemonades, that is expected to launch into the U.S. market later this year.  Additionally, we will introduce a disruptive plant-based Omega 3-6-9 product in the U.S. market as well as plant-based tableware and utensils.

Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical. This includes expanding the supply and manufacturing base, which is expected to significantly lower production costs and improve gross margins and returns on invested capital. The MaxSimil® product lineup will be expanded with the launch of two new consumer products: MaxSimil® with CoQ10 and MaxSimil® with Curcumin. Additionally, the Company plans to launch a new consumer line of Vitamin Sprays and Pumps for both children and adults with selected retail partners. To support anticipated accelerated growth, the Nutraceuticals U.S. sales force has been expanded to maximize awareness and distribution of the capabilities and expertise in CBD formulation, prebiotics and probiotics, and proteins within this important vertical.

management discussion and analysis

Neptune also made significant progress expanding its product distribution in the Canadian cannabis market over the last several months. The Company received authorization to sell its Mood Ring™ and PanHash™products in four provinces. Products are currently sold in British Columbia and Ontario, with plans to begin sales in Alberta and Quebec soon. Additionally, Neptune recently received a license amendment from Health Canada to allow the sale of dried cannabis flower and pre-rolled cannabis joints throughout the Canadian market.

The Company intends to continue organically building out its existing brand portfolio through innovation and contributions from its product development and research and development teams.  No matter the market or brand unit, Neptune intends to grow its business in an efficient and sustainable manner.  Neptune intends to grow its revenues organically, by developing new products and by selling to new markets. Neptune also intends to grow its business by the acquisition and integration of businesses.

MARKETS

Cannabis

Neptune obtained its sale license from Health Canada on June 29, 2020; the amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers, and to holders of a license for sale for medical purposes was authorized. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.  Consequently, Neptune introduced its proprietary Mood Ring™ cannabis brand for the Canadian market on August 18, 2020 and received its first orders on November 25, 2020. A further amendment to its sale license was announced on March 22, 2021, allowing Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.  A letter of intent was also signed with SQDC, for the sale of Neptune’s new cannabis brand, PanHash™, in Quebec.

As mentioned above, Neptune sells or will sell cannabis products in four Canadian provinces (British Columbia, Ontario, Quebec and Alberta), representing 87% of the Canadian population, through its brands, Mood Ring™ and PanHash™. Mood Ring™ is a non-GMO and environmentally friendly packaged product with several lines integrating high CBD oil, legacy hashish and high CBD capsules. Mood Ring™ is produced using Neptune’s patented cold ethanol extraction process, which creates a full spectrum concentrate that preserves terpenes to retain its earthy aroma and flavor. PanHash™ includes two product lines with a high concentration of CBD in cannabis oil and capsules, leveraging the Company’s cold ethanol extraction technology, which produces full-spectrum extracts, preserving all the plant’s terpenes.

Nutraceuticals

Neptune offers a variety of specialty ingredients, including our licensed specialty ingredient MaxSimil®, a technology that helps increase digestion and absorption of fat-soluble and nutritional ingredients.  Additionally, the Company sources a variety of other marine oils, seed oils and specialty ingredients that are available for sale as raw material or transformed into finished products. The Company plans to launch a new line of Vitamin Sprays and Pumps for both children and adults. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical through its brand Biodroga Neutraceuticals.

Neptune’s core strength is product innovation with a focus on specialty ingredients offered in bulk soft gels and liquid delivery systems. The Company continues to expand its delivery system capabilities with pumps, sprays, roll-ons and CBD enhancements. All of Neptune’s Nutraceutical products are available under distributors’ private labels, primarily sold in the Canadian and U.S. nutraceutical markets. With more than 50 years of combined experience in the nutrition industry, Neptune, through its nutraceuticals products business, also formulates, develops and provides customers with turnkey nutrition solutions.

Beauty & Personal Care

Neptune is leveraging the power of cannabinoids and other plant-based ingredients to help consumers generally feel better than they did before. The Company sells wellness brands to the Beauty & Personal Care market through its leading brand, Forest Remedies. Forest Remedies offers several lines of CBD-based oils and extracts, and is expanding into plant-based supplements, including first-of-its kind multi-omega gummies and soft gels with packaging that is 100% plastic-free.

Organic Foods and Beverages

In February 2021, Neptune acquired a controlling interest in Sprout Foods, Inc., an organic plant-based baby food and toddler snack company. Sprout is an integral piece of Neptune's health and wellness portfolio and represents a key brand within the Organic Foods and Beverages vertical. Since completing the Sprout acquisition, the Company has begun expansion efforts in Sprouts' distribution across substantially all of Target's U.S. retail stores. The Company also expects to launch Sprout products in Canada during the second fiscal quarter of 2022. The Company expects the Neptune/Sprout combination to result in significant incremental revenue growth, with several near and long-term revenue synergy opportunities identified within Neptune’s existing relationships and current sales channels, as well as an exciting new product pipeline to be launched under the Sprout brand. Sprout’s three main brands are Sprout®, Nosh!® and NurturMe®.

management discussion and analysis

OUR B2C BRAND PORTFOLIO STRATEGY

We are currently working on accelerating brand equity for our brand portfolio:

Biodroga Neutraceuticals™. Neptune, through its Biodroga Nutraceuticals, Inc. subsidiary, provides product development and turnkey solutions (4PL) to its customers throughout North America.  Biodroga offers a full range of services, whether it is leveraging our global network of suppliers to find the best ingredients or developing unique formulations that set our customer apart from their competition.  Biodroga’s core products are Maxsimil, various Omega-3 flavored fish oils and a line of CBD enhanced products, as well as softgel solutions.

MaxSimil.  Neptune’s patented MaxSimil is an omega-3 fatty acid delivery technology that uses enzymes that mimic the natural human digestive system to predigest omega-3 fatty acids.  The Journal of Nutrition by the Oxford University Press, recently published the results of a clinical study that position MaxSimil as a superior Omega-3 supplement.  MaxSimil was first introduced to the market in 2018, and is sold as a straight omega-3 supplement with standard and unique concentration of EPA/DHA.  MaxSimil is also starting to be presented in combination with specialty ingredients such as Curcumin, Vitamin K2 and CBD.

Forest Remedies™. Under our Forest Remedies™ brand, we intend to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand was focused in the United States.

Ocean Remedies™. Neptune also rebranded OCEANO³ to Ocean Remedies™. The Company’s omega-3 products are now commercialized under the Ocean Remedies™ brand. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. We have increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Neptune Wellness. Neptune, through its Neptune Health & Wellness Innovations, Inc. subsidiary, began selling its branded hand sanitizer line in the first quarter of fiscal year 2021, and launched an expanded line of hand sanitizer product lines in the club store channel in July 2020. These hand sanitizer products are plant-based hand sanitizers made with specialized blends of essential oils, aloe vera and fruit extracts and were developed with International Flavors & Fragrances, Inc.

Mood Ring™. In Canada, we have received our license amendment from Health Canada to sell cannabis products, and we now commercialize, under the Mood Ring™ brand, derived product forms of cannabis such as tinctures, capsules, concentrates and other refined products designed for frequent cannabis consumers. Since March 2021, Health Canada also allows Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.

PanHash™.  The newest addition to Neptune’s line of products, the PanHash™ brand was specifically designed for the Quebec market to sell cannabis products in the province of Quebec. The initial PanHash™ launch, occurred in May 2021, and included two products with a high concentration of CBD: cannabis oil and capsules.

Sprout®. Neptune entered a new market with the Neptune/Sprout combination.  Sprout has created a trusted organic baby food brand with a comprehensive range of products that are always USDA certified organic, non-GMO and contain nothing artificial. Sprout’s products target four segments: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up). Since our acquisition of a controlling interest in Sprout, the Company has begun expansion efforts in Sprouts' distribution substantially in all of Target's U.S. retail stores. The Company also expects to launch Sprout products in Canada during the second fiscal quarter of fiscal year 2022.

NurturMe®. Prior to the Neptune/Sprout transaction in early 2021, Sprout acquired the assets of NuturMe, an organic baby food brand.  Their product line ranges from Stage 1 (4 to 6 months) quinoa cereal to probiotic and prebiotic fortified Toddler pouches.

Nosh!®. Prior to the Neptune transaction in early 2021, Sprout acquired the assets of organic baby food brand Nosh!. Nosh! products range from Stage 1 teethers to Toddler and up-aged snacks. This includes an allergen introduction line “Peanut Butter Puffs”.

management discussion and analysis

RECENT CORPORATE DEVELOPMENTS

Neptune Obtains Sale License from Health Canada

On June 29, 2020, Neptune announced that Health Canada has approved an amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers and to holders of a license for sale for medical purposes. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.

On March 22, 2021, Neptune also announced that Health Canada has provided the Company with a license amendment to allow it to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.  Neptune currently supplies the market with premium cannabis extracts, under its Mood Ring™ and PanHash™ brands, and will expand its offering to include all regulated product categories. This empowers the Company to provide a comprehensive portfolio, enhance its total addressable market and target the lucrative flower segment, which is a dominant force in the industry both in sales and revenue.  All cannabis products are manufactured and packaged at the Company's purpose-built facility in Sherbrooke, Quebec.

Changes to the Board of Directors and New Auditors

On August 12, 2020, two new directors were elected to the Board of Directors of Neptune during the Annual General Meeting (“AGM”): Jane Pemberton and Frank Rochon.

Ms. Pemberton is an experienced growth driven executive, who has spent her career focused on driving accelerated revenue growth, earnings and brand equity, without compromising core values, culture, authenticity or purpose. She is currently the CEO of Vital Nutrients Holdings and an Operating Advisor at North Castle Partners, a leading private equity firm focused exclusively in the Health, Wellness & Active Living Sector. Mr. Rochon built a distinguished career over the past 30 years, serving in numerous key leadership positions with the past 20 years at Deloitte Canada. He most recently served as Vice Chairman and Managing Partner of Clients and Industries leading Deloitte Canada’s client and market portfolio, overseeing the firm’s most significant client relationships and opportunities.

Effective with the election of the two new Board members, Hélène Fortin ceased to be a director of Neptune.

Ernst & Young, LLP were also appointed as the Corporation's auditors during the AGM, replacing KPMG LLP.

Finally, on May 17, 2021, Neptune announced that Richard Schottenfeld resigned as a director of the Company for personal considerations.

Neptune Introduces Mood Ring™ and PanHash™ Cannabis Brands for Canadian Market

Mood Ring™

On August 18, 2020, Neptune introduced its proprietary Mood Ring™ cannabis brand for the Canadian market. The Mood Ring™ brand and product line officially launched in select Canadian markets during the fall of 2020 to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products. Mood Ring™ leverages Neptune’s decades of experience in the wellness, extraction and consumer packaged goods (“CPG”) industries to bring product offerings to market that are designed to meet the specific demands of Canadian consumers. Mood Ring CBD products primarily target wellness focused consumers looking for natural products, whereas Mood Ring THC concentrates focus on the recreational market. Mood Ring™ will use Neptune’s proprietary cold ethanol extraction process technology to create full spectrum extracts for the Company’s tincture and capsule products and newly implemented solventless extraction for THC concentrates. These processes allow Mood Ring™ to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction. The Company expects to launch new Mood Ring and PanHash branded products, including flower, across its licensed Canadian footprint throughout the coming year.

British Columbia

The Company entered into an agreement on September 24, 2020 with the British Columbia Liquor Distribution Branch (“BCLDB”), the wholesaler and public retailer of nonmedical cannabis throughout the province, for the sale and distribution of Neptune’s new proprietary Mood Ring™ product line.  The agreement marks the launch of Neptune’s Mood Ring™ product line for sale into the Canadian non-medical cannabis market. Products became available for purchase in December 2020 through the BC Cannabis Store online, in addition to its government-run retail locations across British Columbia and to private licensed retailers in British Columbia. On June 10, 2021, Neptune launched three new Mood Ring branded cannabis products, including the first branded flower product (Mood Ring High THC Capsules, Mood Ring High THC Oil and Mood Ring Florida Citrus Kush Flower), in the province of British Columbia. The Mood Ring Florida Citrus Kush is Neptune's first branded flower product introduced to the Canadian market.

Ontario

The Company entered into a supply agreement on October 27, 2020 with the Ontario Cannabis Store (“OCS”), the wholesaler and sole online retailer for recreational cannabis, for the sale and distribution of Neptune's new proprietary recreational product line, Mood Ring™.  Ontario is Canada's largest market for adult-use cannabis products. The agreement authorizes Neptune to supply Mood Ring™ products to the OCS for sale and wholesale distribution. The products have been available for purchase since February 22, 2021 through the OCS online store. Additionally, the Mood Ring™ product line is available to licensed private retailers in Ontario.

management discussion and analysis

Quebec (PanHashTM)

On March 22, 2021, Neptune announced it entered into a letter of intent with Société québécoise du cannabis (“SQDC”), the province’s sole legal retailer for recreational cannabis, for the sale of Neptune’s new cannabis brand, PanHash™, exclusively for the Province of Quebec.  The initial PanHash™ launch will include two products with a high concentration of CBD: cannabis oil and capsules. These products benefit from Neptune’s proprietary cold ethanol extraction technology, which produces full-spectrum extracts, preserving all of the plant’s terpenes. The agreement authorizes Neptune to supply PanHash™ products to the SQDC for sale in Quebec. PanHash™ products have been available for purchase since May 27, 2021.

Alberta

Neptune announced on April 28, 2021 it entered into a supply agreement with Alberta Gaming, Liquor and Cannabis (“AGLC”), the wholesaler and sole online retailer for recreational cannabis in Alberta, for the sale and distribution of Neptune's proprietary recreational cannabis brand, Mood Ring™. This is the fourth supply agreement the Company has secured with a provincial cannabis wholesaler, and enables Neptune to sell recreational cannabis products, through its Mood Ring™ and PanHashTM brands, to over 1,600 retailers across British Columbia, Alberta, Ontario and Quebec; these four provinces accounted for over 80% of the Canadian cannabis retail sales in 2020.

Launch of Legendary Wildlife Conservationist Jane Goodall’s First Product with the Company

On September 17, 2020, Neptune announced the first of its product lines made in collaboration with legendary animal behavior expert and conservationist, Dr. Jane Goodall, under its Forest Remedies™ brand.  Inspired by her love of Africa and passion for protecting wildlife and built with the world-recognized leader International Flavors and Fragrances, this exclusive line of natural, plant-based wellness products directly supports the legendary conservationist’s efforts to create a better world for all living things. With every purchase, 5% of the sale price is donated directly to the Jane Goodall Institute to support continued research, conservation, and education efforts.

Neptune to Open a Florida-based Office

On November 25, 2020, Neptune announced that it intends to open a Florida-based office, which is expected to open in late calendar year 2021. The office will focus on U.S. legislation matters in Cannabis and global growth opportunities. This office will lead the Company’s international institutional advocacy program to drive the conversion of cannabis from an illicit to regulated market.

Neptune Completes its Strategic Transition from Extraction to Cannabis Consumer Packaged Goods

In April 2021, Neptune completed its transition from revenue derived from hemp and cannabis extraction to revenue from consumer packaged goods and branded products, such as Mood Ring™ — an end-to-end developed and manufactured cannabinoid-based product portfolio targeting both wellness-focused CBD consumers looking for natural products, and the recreational market with THC concentrate product. Neptune is beginning its first commercial production of hashish (or hash) — comprised of extracted cannabis trichomes utilizing its own proprietary technologies at the Company’s purpose-built facility in Sherbrooke, Quebec. The hashish products are focused on the recreational market for high THC products.

Neptune Acquires Controlling Interest in Sprout Foods, Inc.

On February 10, 2021, Neptune announced the acquisition of a 50.1% interest in Sprout Foods, Inc. ("Sprout"), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC became shareholders in Neptune.  Sprout is an organic plant-based baby food and toddler snack company. The transaction consideration included a cash payment of USD$6.0 million and the issuance of 6,741,573 Neptune common shares having a value at issuance of USD$17.6 million. Additionally, Neptune is guaranteeing a USD$10.0 million note issued by Sprout in favor of MSEC.

Arbitrator Rules for Neptune in Dispute with Azpa Pharmaceuticals Pty. Ltd.

An independent arbitrator engaged to resolve a commercial dispute between Neptune and Azpa Pharmaceuticals Pty. Ltd. ("Azpa") rendered a decision in favor of Neptune on February 15, 2021, awarding Neptune its full claimed damages, legal fees, and interest of roughly CAD$8 million.  In 2007 and again in 2011, Azpa entered into a distribution agreement with Neptune for exclusive distribution rights for specific Neptune products in Australia and New Zealand. In 2013, Azpa failed to pay Neptune for shipments of products, giving rise to the arbitration. The arbitrator's award entirely upheld Neptune's interpretation of the distributorship agreement and fully rejected Azpa's CAD$137 million counter claim.  However, no receivable was accounted for the moment, as Azpa is going through financial difficulties; the receivable will be accounted if and when it is probable that the economic benefits associated with the independent arbitrator’s ruling will be received and the amount can be measured reliably.

Neptune Announces Exclusive Licensing Agreement Between Sprout Foods and CoComelon®

On June 9, 2021, the Company announced a multi-year licensing agreement between Sprout and CoComelon®, the world's leading children's entertainment brand, owned and operated by Moonbug Entertainment Ltd (“Moonbug”). With more than 110 million subscribers worldwide, CoComelon is the #1 children's entertainment and educational show in the world claiming a #1 ranking on YouTube with its top three episodes generating nearly nine billion views around the world. Additionally, the show was #1 on Netflix and maintains a Top 10 ranking across all genres with the recent launch of Season 3. Sprout products bearing the licensed property are expected to launch in the summer of 2021 in North America.

management discussion and analysis

SELECTED CONSOLIDATED ANNUAL AND QUARTERLY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information, in thousands of dollars, except for the basic and diluted loss per share which are shown in dollars.

	Three-month periods ended			Twelve-month periods ended
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2021	2020	2019	2021	2020	2019
	$	$	$	$	$	$
Total revenues	6,768	9,530	5,664	46,810	29,578	24,442
Adjusted EBITDA[1]	(24,677)	(5,783)	(2,707)	(52,694)	(19,948)	(8,114)
Net loss	(60,328)	(39,239)	(12,384)	(168,594)	(60,863)	(23,192)
Net loss attributable to equity holders of the Corporation	(58,881)	(39,239)	(12,384)	(167,147)	(60,863)	(23,192)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.40)	(0.41)	(0.16)	(1.38)	(0.68)	(0.29)

	As at March 31, 2021	As at March 31, 2020	As at March 31, 2019
	$	$	$
Total assets	234,745	168,776	90,220
Working capital[2]	81,879	21,579	4,665
Non-current financial liabilities	29,976	7,930	855
Equity attributable to equity holders of the Corporation	146,103	143,630	68,985

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the last eight quarters.  All amounts in these tables are in thousands of dollars, except for basic and diluted income (loss) per share which are shown in dollars.  More details and explanations on each of the quarterly financial data above can be found in the corresponding Management Discussion and Analysis.

	March 31,	December 31,	September 30,	June 30,
	2021	2020	2020	2020
		(restated)[3]	(restated)[3]
	$	$	$	$
Total Revenues	6,768	3,320	25,097	11,247
Adjusted EBITDA[1]	(24,677)	(12,492)	(13,041)	(2,484)
Net loss	(60,328)	(74,877)	(21,961)	(11,428)
Net loss attributable to equity holders of the Corporation	(58,881)	(74,877)	(21,961)	(11,428)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.40)	(0.60)	(0.20)	(0.13)

	March 31,	December 31,	September 30,	June 30,
	2020	2019	2019	2019
	$	$	$	$
Total Revenues	9,530	9,175	6,512	4,361
Adjusted EBITDA[1]	(5,783)	(6,001)	(4,581)	(3,583)
Net income (loss)	(39,239)	5,603	(20,775)	(6,452)
Net income (loss) attributable to equity holders of the Corporation	(39,239)	5,603	(20,775)	(6,452)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.41)	0.06	(0.23)	(0.08)

__________

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 The restatements are discussed below under “Revenues” in the Consolidated Results section of this MD&A.  The interim financial statements for the periods ended September 30, 2020 and December 31, 2020 have not been refiled, but the comparatives will be corrected when the interim financial statements for the periods ended September 30, 2021 and December 31, 2021 are filed.

management discussion and analysis

CONSOLIDATED FINANCIAL ANALYSIS

ADJUSTED EBITDA

Although the concept of Adjusted EBITDA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies.  Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations, and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA1 reconciliation, in thousands of dollars

	Three-month periods ended		Twelve-month periods ended
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Net income (loss) for the period	$(60,328)	$(39,239)	$(168,594)	$(60,863)
Add (deduct):
Depreciation and amortization	3,360	2,612	11,725	8,384
Acceleration of amortization of long-lived non-financial assets	—	—	13,953	—
Revaluation of derivatives	(4,635)	—	(10,001)	—
Net finance costs	1,820	(1,545)	6,724	(1,452)
Stock-based compensation	3,340	3,356	13,069	16,595
Non-employee compensation related to warrants	238	17,544	5,349	18,598
Provisions	1,145	62	1,705	293
Acquisition costs	396	—	396	2,211
Signing bonuses, severances and related costs	—	—	601	1,263
Cybersecurity incident	—	—	1,983	—
Write-down of inventories and deposits	17,683	2,082	25,074	2,082
Impairment loss on long-lived assets	12,213	41,452	49,921	85,548
Change in fair value of contingent consideration	—	(36,782)	—	(97,208)
Income tax expense (recovery)	91	4,675	(4,599)	4,601
Adjusted EBITDA[1]	$(24,677)	$(5,783)	$(52,694)	$(19,948)

Please note that non-employee compensation related to warrants and signing bonuses are new additions to the Company’s calculation methodology since the quarter ended September 30, 2020.  Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employee compensation expenses related to warrants in previous quarters; consequently, the amounts for the years ended March 31, 2021 and 2020 reflect the sum of those expenses for all quarters of respective fiscal years. Please also note that the change in fair value of the contingent consideration and the write-down of inventories and deposits were also added to the calculation of the adjusted EBITDA for the comparative periods.

1.The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis

CONSOLIDATED RESULTS

Revenues

Total revenues for the three-month period ended March 31, 2021 amounted to $6.8 million representing a decrease of $2.8 million or 29% compared to $9.5 million for the three-month period ended March 31, 2020. For the twelve-month period ended March 31, 2021, revenues totalled $46.8 million representing an increase of $17.2 million or 58% compared to $29.6 million for the twelve-month period ended March 31, 2020.

During the twelve-month period ended March 31, 2021, the Corporation realized an expansion in its health and wellness product portfolio including hand sanitizers, non-contact thermometers and gloves; this expansion is a strategic response to the needs related to Covid-19.  However, during the three-month period ended December 31, 2020, Neptune experienced production and transportation issues with third parties (such as FDA requirements, lack of raw materials and supply chain challenges) related to the pandemic situation, resulting in non-significant revenues from the health and wellness innovation expansion. Whenever third parties experience delays, disruptions, capacity constraints, regulatory issues or quality control problems in their operations, or fail to meet Neptune’s requirements for timely delivery, Neptune’s ability to ship and deliver certain of its products to its customers can be impacted and can cause the loss of sales and existing or potential customers, delayed revenue recognition or an increase in expenses, all of which can harm Neptune’s business, as seen during the last quarter.  Also, Neptune acquired a controlling interest in Sprout, adding food and beverages revenues to its revenues.

Consequently, the increase for the twelve-month period ended March 31, 2021 was mainly attributable to new health and wellness products (increase of $14.5 million) and the addition of the food and beverages revenues from Sprout ($3.3 million). As for the quarter ended March 31, 2021, the decrease came mainly from cannabis related products (decrease of $3.5 million largely attributable to the shift from B2B to B2C) and turnkey solutions (decrease of $1.5 million), partly offset by the increase in food and beverages revenues ($3.3 million).  When compared to the previous quarter of fiscal year 2021, the revenues increase by $3.4 million or 104%, which was mainly attributable to acquisition of Sprout (increase of $3.3 million).

Total revenues for the three-month and twelve-month periods ended March 31, 2021 include $0.2 million and $1.5 million respectively of royalty revenues compared to $0.6 million and $1.6 million for the three-month and twelve-month periods ended March 31, 2020. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017. The decrease of royalty revenues for the three-month and twelve-month periods ended March 31, 2021 is related to the timing of sales of our licensees, which has an impact on royalty revenues.

The Company restated its previously reported condensed consolidated interim financial statements as at and for the three-month and six-month periods ended September 30, 2020 and as at and for three-month and nine-month periods December 31, 2020 with respect to recognition of revenue relating to two transactions, for which revenues were recognized during the three-month period ended September 30, 2020, that did not meet the conditions for recognition of revenue pursuant to the guidance of IFRS 15, specifically related to transfer of control of goods. Accordingly, the cost of sales, trade receivables and inventories were adjusted.  The related inventories were written down during the third and fourth quarters of fiscal year 2021, resulting in a restatement for the three-month and nine-month periods ended December 31, 2020.

The impacts of these restatements are as follow:

	Previously reported	Effect of restatement	Amended

Consolidated interim statement of loss and comprehensive loss for the three-month period ended September 30, 2020
Revenue from sales and services	$28,308,364	$(3,211,560)	$25,096,804
Cost of sales	(33,238,654)	3,090,888	(30,147,766)
Gross profit (loss)	(4,930,290)	(120,672)	(5,050,962)
Net loss	(21,840,121)	(120,672)	(21,960,793)
Total comprehensive loss	(23,265,276)	(120,672)	(23,385,948)
Adjusted EBITDA	(12,920,783)	(120,672)	(13,041,455)
Basic and diluted loss per share	$(0.20)	$(0.00)	$(0.20)

Consolidated interim statement of loss and comprehensive loss for the six-month period ended September 30, 2020
Revenue from Sales and Services	$39,214,637	$(3,211,560)	$36,003,077
Cost of sales	(41,229,266)	3,090,888	(38,138,378)
Gross profit (loss)	(1,295,746)	(120,672)	(1,416,418)
Net loss	(33,267,532)	(120,672)	(33,388,204)
Total comprehensive loss	(36,134,165)	(120,672)	(36,254,837)
Adjusted EBITDA	(15,402,147)	(120,672)	(15,522,819)
Basic and diluted loss per share	$(0.31)	$(0.00)	$(0.31)

Consolidated interim statement of financial position as at September 30, 2020
Trade and other receivables	$22,400,059	$(3,211,560)	$19,188,499
Inventory	21,609,305	3,090,888	24,700,193
Deficit	(196,802,158)	(120,672)	(196,922,830)

management discussion and analysis

	Previously reported	Cumulative effect of restatements	Amended

Consolidated interim statement of loss and comprehensive loss for the three-month period ended December 31, 2020
Cost of sales	$(12,227,982)	$(1,078,494)	$(13,306,476)
Gross profit (loss)	(8,907,668)	(1,078,494)	(9,986,162)
Net loss	(73,798,616)	(1,078,494)	(74,877,110)
Total comprehensive loss	(75,323,895)	(1,078,494)	(76,402,389)
Adjusted EBITDA	(11,413,814)	(1,078,494)	(12,492,308)
Basic and diluted loss per share	$(0.59)	$(0.01)	$(0.60)

Consolidated interim statement of loss and comprehensive loss for the nine-month period ended December 31, 2020
Revenue from sales and services	$41,983,273	$(3,211,560)	$38,771,713
Cost of sales	(53,457,248)	2,012,394	(51,444,854)
Gross profit (loss)	(10,203,417)	(1,199,166)	(11,402,583)
Net loss	(107,066,151)	(1,199,166)	(108,265,317)
Total comprehensive loss	(111,458,063)	(1,199,166)	(112,657,229)
Adjusted EBITDA	(15,402,147)	(1,199,166)	(16,601,313)
Basic and diluted loss per share	$(0.95)	$(0.01)	$(0.96)

Consolidated interim statement of financial position as at December 31, 2020
Trade and other receivables	$19,145,001	$(3,211,560)	$15,933,441
Inventory	19,407,453	2,012,394	21,419,847
Deficit	(270,600,777)	(1,199,166)	(271,799,943)

These restatements did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month and six-month periods ended September 30, 2020 and the three-month and nine-month periods ended December 31, 2020.

Gross Profit (Loss)

Gross profit (loss) is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials, and to acquire finished goods.

The consolidated gross profit (loss) for the three-month period ended March 31, 2021 amounted to $(24.8) million compared to $(1.1) million for the three-month period ended March 31, 2020, a decrease of $23.7 million or 2161%. As for the gross profit (loss) for the twelve-month period ended March 31, 2021, it totalled $(36.2) million compared to $(1.8) million for the twelve-month period ended March 31, 2020, a decrease of $34.4 million or 1869%. The changes in gross profit (loss) for the three-month and twelve-month periods ended March 31, 2021, compared to the three-month and twelve-month periods ended March 31, 2020, are mainly attributable to health and wellness innovations products, which represent the bulk of the negative gross margin increases ($20.0 million and $34.4 million respectively). Increases in cost of sales expenses were partly offset by government wage subsidies related to the Canada Emergency Wage Subsidy (“CEWS”) of $0.3 million and $1.2 million respectively, for the three-month and twelve-month periods.

On April 23, 2020, Neptune announced that it was successfully accelerating production of hand sanitizer products to over one million units weekly in a variety of formats. Neptune, through its Neptune Health & Wellness Innovation unit, began selling its branded hand sanitizer line shortly thereafter. Market demand shifted from smaller formats such as 2 oz and 4 oz to larger formats such as 1 liter and 1 gallon, affecting unit base volumes. Neptune successfully launched an expanded line of hand sanitizer products in the club store channel in July 2020. Neptune has engaged third-party manufacturers of hand sanitizer in the United States to supply Neptune with hand sanitizer products. The Company has seen, during the third quarter of FY2021, a reduction in demand for new hand sanitizer shipments, primarily due to oversaturation of the market with such products. Consequently, the Company wrote-down its inventory of hand sanitizer products to its net realizable value during the quarter ended December 31, 2020 ($7.4 million), with an additional write-down of those inventories during the quarter ended March 31, 2021 ($17.7 million).  Other factors affecting gross margin include lack of raw materials and components, supply chain challenges and transportation issues, all increasing costs. Furthermore, Neptune launched numerous new products since the beginning of fiscal 2021, such as hand sanitizer and Mood RingTM, causing high production ramp-up costs to temporarily reduce the gross margin of those new products. As an example, hand sanitizer that was made in Mexico for sale in the United States is now made in the USA in accordance with customer requirements.  To respect that requirement, Neptune had to find new suppliers, which ended up being more expensive, but that cost increase could not be passed on to the customer. Moreover, due to the worldwide Covid-19 pandemic, supply chains are experiencing many challenges, such as delays and unexpected failures in third party manufacturers and logistics, including delays at customs or ports of entry.

The consolidated gross margin decreased from (11.5)% for the three-month period ended March 31, 2020 to (366.4)% for the three-month ended March 31, 2021, a decrease of 354.9%. As for the twelve-month periods ended March 31, 2021 and 2020, the gross margin went from (6.2)% in 2020 to (77.3)% in 2021, a decrease of 71.1%. The changes in gross margin versus last year are directly related to the factors mentioned above.

management discussion and analysis

Research and Development (“R&D”) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $0.7 million in the quarter ended March 31, 2021 compared to $0.9 million for the quarter ended March 31, 2020; they amounted to $2.2 million in the twelve-month period ended March 31, 2021 compared to $2.9 million for the same period the prior year.

The decrease of $0.2 million or 24% for the quarter ended March 31, 2021 is mainly due to lower expenses for the R&D projects related to cannabis (decrease of $0.4 million). As for the twelve-month period ended March 31, 2021, the decrease of $0.7 million or 25% is again mainly due to cannabis related projects (decrease of $0.6 million).  Those lower expenses are mainly attributable to an adjustment on the accounting of a co-development agreement on new cannabis related products.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses amounted to $25.0 million in the three-month period ended March 31, 2021 compared to $29.4 million for the three-month period ended
March 31, 2020, a decrease of $4.4 million or 15% which is the result of multiple movements mainly due to the decrease in advertising fees ($17.6 million), partly offset by bad debts (increase of $6.1 million), salaries and benefits (increase of $3.8 million), depreciation and amortization (increase of $3.7 million), the Sprout SG&A expenses ($2.8 million) and by multiple less significant increases and decreases, such as audit fees, legal fees, share based compensation and others.

Regarding the twelve-month period ended March 31, 2021 compared to the same period in 2020 SG&A expenses amounted to $88.2 million compared to
$64.7 million, an increase of $23.5 million or 36%, which is mainly due to the accelerated depreciation of the SugarLeaf assets ($15.2 million), bad debts (increase of $10.8 million), salaries and benefits (increase of $7.1 million), the Sprout SG&A expenses ($2.8 million) the Q2 cybersecurity incident (increase of $2.0 million), and the increase of depreciation and amortization ($2.1 million), partly offset by a decrease in marketing and advertising fees ($12.2 million), share based compensation ($3.4 million) and acquisition costs ($1.8 million), the rest of the increase coming from less significant increases in insurance, legal fees, audit fees and others. Increases in SG&A expenses were also offset by government wage subsidies related to the Canada Emergency Wage Subsidy (“CEWS”) of $1.0 million and $1.9 million respectively, for the three-month and twelve-month periods.

The largest increase for three-month and twelve-month periods ended March 31, 2021 is the accelerated depreciation of the SugarLeaf assets, namely the customer relationships and the farmer relationships intangible assets, as well as the property, plant and equipment, with a cumulative impact of $15.2 million. As a result of the COVID-19 pandemic and for other reasons, the Company was forced to furlough a number of SugarLeaf employees. During the quarter ended December 31, 2020, the downturn in oil prices for cannabis persisted (as was the case at the end of the previous fiscal year), and the commercial viability of the SugarLeaf CGU was reviewed. Management noted that the customers for which a customer relationship intangible asset was acquired with the SugarLeaf CGU had ceased placing orders and there were minimal active business relationships with these customers. As the CGU is no longer viable given declining pricing and demand, the Corporation will not benefit from these relationships and thus decided to take accelerated amortization for this intangible asset, in the amount of $7.7 million during the quarter ended December 31, 2020. Also, Neptune is not currently producing or selling any products resulting from the farmer relationships acquired with the SugarLeaf CGU. Furthermore, SugarLeaf does not currently have any contracts with customers and there is no commercial viability to these supplier relationships with the farmers. Neptune will not realize future economic benefits from these relationships and thus, Management decided to take accelerated amortization for this intangible asset, in the amount of $6.3 million during the quarter ended December 31, 2020.  Finally, Neptune continued the write-down during the quarter ended March 31, 2021, by accelerating the depreciation of the SugarLeaf fixed assets, in the amount of $1.3 million.

The largest decrease for both the three-month and twelve-month periods ended March 31, 2021 was on marketing and advertising fees, decreases of $17.7 million and $12.2 million respectively, as most of the services provided in exchange for the warrants issued to AMI and IFF were rendered in the previous fiscal year; these advertising efforts were not renewed in the fiscal year ended on March 31, 2021.

Impairment losses on assets

The impairment loss on goodwill, on property, plant and equipment, and on right-of-use assets for the year ended March 31, 2021 totaled $49.9 million compared to the non-cash impairment loss on intangible assets and goodwill of $85.5 million for the previous year, a decrease of $35.6 million or 42%.  For the quarter ended March 31, 2021, the impairment losses on assets were $12.5 million, compared to $41.5 million for the same period the previous year, a decrease of $28.9 million or 70%.

These impairment losses are mostly due to the SugarLeaf cash generating unit (“CGU”); considering the reasons mentioned previously under SG&A for the accelerated amortization of intangible assets and accelerated depreciation of the fixed assets, and considering that the recoverable amount of the SugarLeaf CGU could no longer sustain the value of its assets, Management impaired the remaining goodwill related to the SugarLeaf CGU as at December 31, 2020 (as $41.5 million of goodwill had been written-off the year before) of $35.6 million during the three-month period ended December 31, 2020. The remaining excess of carrying value of the SugarLeaf CGU over its fair value less cost of disposal was allocated on a pro-rata basis to the other assets of the CGU resulting in impairment charges of $2.0 million and $0.1 million for property, plant and equipment and right-of-use assets respectively for the three-month ended December 31, 2020, totalling impairment charges of $37.7 million compared to $44.1 million the previous year for the SugarLeaf CGU.

In addition, an impairment loss related to property, plant and equipment located at the Sherbrooke facility in the amount of $12.5 million was recognized during the quarter ended on March 31, 2021, as a result of Neptune’s transition into a CPG company (as further described in note 7 of the audited consolidated financial statements); no such impairment was recognized in the previous year for the Sherbrooke facility.

management discussion and analysis

Net finance costs, revaluations, changes in fair values and foreign exchange losses

This portion of the consolidated statement of income (loss) amounted to $2.8 million and $3.3 million respectively for the three-month and twelve-month periods ended March 31, 2021 compared to $38.3 million and $98.7 million for the three-month and twelve-month periods ended March 31, 2020, a decrease of $35.5 million or 93% for the quarter, and a decrease of $95.4 million or 97% for the twelve-month period ended March 31, 2021. The decrease for the three-month period ended March 31, 2021 is mainly attributable to the changes in fair values, as there was a $4.6 million revaluation of derivatives in fiscal year 2021, compared to a $36.8 million change in fair value of the contingent consideration related to the SugarLeaf acquisition in fiscal year 2020; the impact of foreign exchange accounts for most ($3.2 million) of the rest of the difference compared to the same period the previous year. As for the twelve-month period ended March 31, 2021, the decrease is again mainly attributable the changes in fair values mentioned above (net $87.2 million) and the impact of foreign exchange ($7.2 million).

Income taxes

The net loss for the three-month period ended March 31, 2021 includes an income tax expense of $0.1 million compared to an expense of $4.7 million for the three-month period ended March 31, 2020; the increase of $4.6 million or 98% in the income tax expense is mainly attributable to the reversal of a deferred tax liability previously recorded related to the Biodroga CGU.  As for the twelve-month period ended March 31, 2021, the net loss of that period includes an income tax recovery of $4.6 million compared to an expense of $4.6 million for the same period the previous year; the increase of $9.2 million or 200% in the income tax recovery provision is mainly attributable to the reversal of a deferred tax liability previously recorded related to the SugarLeaf CGU intangible assets for which amortization was accelerated, as well as the reversal of the deferred tax liability related to the Biodroga CGU previously mentioned.

Adjusted EBITDA1

Adjusted EBITDA loss increased by $18.9 million or 327% for the quarter ended March 31, 2021 to an Adjusted EBITDA loss of ($24.7) million compared to ($5.8) million for the quarter ended March 31, 2020; for the twelve-month period ended March 31, 2021, Adjusted EBITDA loss increased by $32.7 million or 164%, to ($52.7) million, compared to ($19.9) million the previous year.

The increase in Adjusted EBITDA loss for the quarter ended March 31, 2021 compared to the quarter ended March 31, 2020 is mainly attributable to the change in net loss (increase of $21.1 million) and by the following changes in adjustments to EBITDA: impairment loss on long-term assets (decrease of $29.2 million), non-employees compensation related to warrants (decrease of $17.3 million), income tax expense (decrease of $4.6 million), revaluation of derivatives (decrease of $4.6 million), partly offset by the change in fair value of contingent consideration (increase of $36.8 million), the write-down of inventories and deposits (increase of $15.6 million) and net finance costs (increase of $3.4 million).

As for the twelve-month period ended March 31, 2021, the increase in Adjusted EBIDTA loss is again mainly caused by the change in net loss (increase of $107.7 million) and by the following changes in adjustments to EBITDA: impairment loss on long-term assets (decrease of $35.6 million), non-employees compensation related to warrants (decrease of $13.2 million), income tax expense (decrease of $9.2 million), revaluation of derivatives (decrease of $10.0 million), stock-based compensation (decrease of $3.5 million), partly offset by the change in fair value of contingent consideration (increase of $97.2 million), the write-down of inventories and deposits (increase of $23.0 million), depreciation and amortization (increase of $17.3 million, including $14.0 million in acceleration of amortization of long-lived non-financial assets) and by net finance costs (increase of $8.2 million).

Net loss

The Corporation realized a net loss for the three-month period ended March 31, 2021 of $60.3 million compared to a net loss of $39.2 million for the three-month period ended March 31, 2020, an increase of $21.1 million or 54%. The decrease in the net income for the three-month period ended March 31, 2021 is attributable mainly to the decrease in revenues ($2.8 million), the increase in cost of sales ($20.9 million), the increase in SG&A expenses ($4.0 million) and the decrease in revaluations and changes in fair values ($32.1 million), partly offset by the decrease in impairment losses on assets ($28.9 million), in R&D expenses ($0.2 million) and in income tax expenses ($4.6 million), as previously discussed.

The net loss for the twelve-month period ended March 31, 2021 totaled $168.6 million compared to $60.9 million for the twelve-month period ended March 31, 2020, an increase of $107.7 million or 177%. The increase in the net loss for the twelve-month period ended March 31, 2021 is attributable mainly to the decrease in gross profit ($34.4 million), the increase in SG&A expenses ($23.5 million) and the decrease in positive changes in fair values and revaluations ($87.2 million), partly offset by the decrease in impairment losses on assets ($35.6 million) and the decrease in R&D expenses ($0.7 million), as mentioned above.

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis

BUSINESS SEGMENT ANALYSIS

As of April 1, 2020, the Corporation revised its management structure and performance is now measured based on a single segment, which is the consolidated level, as the previous segment income (loss) before corporate expenses is no longer used in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, management believing that such information is no longer relevant in evaluating the results of the Corporation.

In the prior year, the Corporation’s reportable segments were the nutraceutical and the cannabis segments.

As opposed to a change in reportable segments where the comparatives for the previous period would be restated to show the results of the comparative period according to the new reportable segments, there is no need to restate the comparatives, nor show the reportable segments, as the Corporation’s Chief Operating Decision Maker uses the consolidated statement of financial position and the consolidated statement of loss and comprehensive loss to evaluate the results of the Corporation.

Geographical information

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
	Total Revenues	Total Revenues	Total Revenues	Total Revenues

Canada	$1,310,039	$4,547,368	$17,763,182	$14,525,570
United States	4,034,998	4,982,738	27,579,333	14,936,088
Other countries	1,422,534	—	1,467,327	116,146
	$6,767,571	$9,530,106	$46,809,842	$29,577,804

Revenues increased by $3.2 million or 22% in Canada, increased by $12.6 million or 85% in the United States and increased by $1.4 million or 1163% for other countries (all royalty revenues) for the twelve-month period ended March 31, 2021 compared to the twelve-month period ended March 31, 2020; Neptune recorded its first sales for the health and wellness innovations products (mainly in the United States), added a new source of revenues with the acquisition of Sprout (again mainly in the United States) and the B2B extraction revenues were up in Canada in the first half of the year.

For the three-month period ended March 31, 2021, revenues decreased by $3.2 million or 71% for Canada (mainly due to the decrease in B2B extraction revenues and as the Biodroga revenues decreased temporarily, due to timing of orders), decreased by $0.9 million or 19% in the US (due to the pause in operations at SugarLeaf, despite the increase related to the Sprout acquisition) and increased by $1.4 million or 100% for other countries compared to the same period the previous year. Neptune experienced production and transportation issues with third parties related to the pandemic situation, resulting in non-significant revenues from the health and wellness innovation product portfolio expansion in the second half of the year.

management discussion and analysis

FINANCIAL AND CAPITAL MANAGEMENT

USE OF PROCEEDS

The use of proceeds for the quarters and years ended March 31, 2021 and 2020 was as follows:

	Three-month periods ended		Twelve-month periods ended
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Sources:
Proceeds from the issuance of shares through an At-The-Market Offering	$—	$7,069,220	$19,045,446	$7,069,220
Proceeds from the issuance of shares through a Direct Offering	—	—	17,089,372	—
Proceeds from the issuance of shares and warrants through a Private Placement	—	—	45,997,000	53,970,867
Proceeds from the issuance of shares and warrants through a Direct Offering Priced At-The-Market and Concurrent Private Placement	69,916,000	—	69,916,000	—
Proceeds from exercise of options	3,332,733	1,445,029	9,769,951	3,930,424
Proceeds from exercise of warrants	—	—	—	2,527,500
Proceeds from sale of property, plant and equipment	19,177	3,136	19,177	7,103
Proceeds from sale of Acasti shares[1]	(307,974)	—	—	5,317,770
Increase in loans and borrowings	—	250,000	—	3,996,392
Maturity of short-term investment[1]	(242)	—	11,950	12,000
Interest received	816	26,128	50,130	151,219
Foreign exchange gain on cash and cash equivalents held in foreign currencies	—	—	—	230,887
	72,960,510	8,793,513	161,899,026	77,213,382

Uses:
Acquisition of a subsidiary, net of cash acquired	3,982,101	—	3,982,101	15,770,400
Acquisition of property, plant and equipment	2,651,476	5,087,397	8,751,003	13,785,701
Acquisition of intangible assets	210,856	181,180	515,412	487,184
Variation of the bank line of credit	—	—	—	620,000
Repayment of loans and borrowings	3,250,000	850,000	3,250,000	3,807,132
Payment of lease liabilities	134,912	105,172	453,634	384,494
Interest paid	590,238	96,481	911,824	359,825
Costs of issuance of shares	2,878,543	351,921	7,403,533	2,847,857
Withholding taxes paid pursuant to the settlement of non-treasury RSUs	378,763	331,183	1,009,657	962,077
Foreign exchange loss on cash and cash equivalents held in foreign currencies	2,543,966	39,959	3,471,646	—
Cash flows used in operating activities	13,378,252	5,956,214	73,560,192	31,430,987
	29,999,107	12,999,507	103,309,002	70,455,657

Net cash inflows (outflows)	$42,961,403	$(4,205,994)	$58,590,024	$6,757,725

1The negative amounts under sources of proceeds for the quarter ended March 31, 2021 represent adjustments from the previous quarter.

Sources of Funds

For the three-month period ended March 31, 2021, funds coming from different sources amounted to $73.0 million representing an increase of $64.2 million or 730% compared to $8.8 million for the three-month period ended March 31, 2020. The increase for the quarter ended March 31, 2021 was mainly attributable to the gross proceeds from the issuance of equity (increase of $64.7 million).

Sources of funds went up by $84.7 million or 110%, from $77.2 million for the twelve-month period ended March 31, 2020, to $161.9 million for the twelve-month period ended March 31, 2021. The increase for the twelve-month period ended March 31, 2021 was mainly attributable to more equity being issued (increase of $94.3 million), partly offset by the decrease in the proceeds from the sale of Acasti shares (decrease of $5.3 million) and no new loans and borrowings (decrease of $4.0 million).

management discussion and analysis

At-The-Market Offering

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the At-The-Market offering (the “ATM Offering”) over the NASDAQ stock market, for gross proceeds of $19.0 million and net proceeds of $18.2 million. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.  Effective February 16, 2021, the ATM Offering was terminated and Neptune will make no further sales under the ATM Offering. As of that date, Neptune had sold 9,570,735 of its common shares under the ATM Offering, raising approximately US$18.6 million in gross proceeds.

Direct Offering

On July 13, 2020, Neptune entered into definitive agreements with certain healthcare-focused institutional investors for the sale of 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of approximately US$12.65 million (CA$17.1 million) before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”).  The Offering closed on July 15, 2020 with one of its existing institutional investors and two new U.S. institutional investors. The net proceeds of the transaction amounted to $16.0 million.

Private Placement

On October 20, 2020, Neptune entered into definitive agreements with certain US healthcare focused institutional investors for a private placement of 16,203,700 common shares and 10,532,401 warrants to purchase 10,532,401 common shares for gross proceeds of approximately $46.0 million (US$35 million) before deducting fees and other estimated offering expenses (the "Private Placement").  Each warrant will entitle the holder thereof to acquire one common share at an exercise price of US$2.25 per share for a period beginning on April 22, 2021 through October 22, 2025. The Company expects to use the net proceeds from the Private Placement, which closed on October 22, 2020, for purchase order fulfilment, working capital and other general corporate purposes. The net proceeds of the Private Placement amounted to $43.4 million.

Registered Direct Offering Priced At-The-Market Under Nasdaq Rules and Concurrent Private Placement

On February 17, 2021, Neptune announced it had entered into definitive agreements with institutional investors for the purchase of 27,500,000 common shares. The Company also agreed to issue to the investors, in a concurrent private placement, unregistered common share purchase warrants (the "Warrants") to purchase an aggregate of 6,875,000 common shares. Each common share and accompanying quarter of a Warrant were sold together at a combined offering price of US$2.00, pursuant to a registered direct offering, priced at-the-market under Nasdaq rules, for aggregate gross proceeds of approximately US$55.0 million before deducting fees and other estimated offering expenses (the "Offering"). The Warrants will have an exercise price of US$2.25 per share, will be exercisable commencing on the six-month anniversary of the date of issuance, and will expire 5.5 years from the date of issuance.  Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, resulting in an initial warrant liability of $8.2 million and $61.8 million recorded in the equity of the Corporation. Purchase warrants are recognized as liabilities, as the exercise price of the warrants is in USD, whereas the Corporation’s functional currency is the Canadian dollar. The Offering closed on February 19, 2021, following the satisfaction of customary closing conditions and the receipt of regulatory approvals, including the approval of the Toronto Stock Exchange.

Uses of Funds

For the quarter ended March 31, 2021, funds used for operating, investing and financing activities amounted to $30.0 million representing an increase of $17 million or 131% compared to $13.0 million for the quarter ended March 31, 2020. The change for the quarter ended March 31, 2021 was mainly attributable to the increase in cash flows used in operating activities (plus $6.4 million), the acquisition of a controlling interest in Sprout ($4.0 million), the repayment of a loan ($2.4 million), the increase in costs of issuance of shares and warrants (plus $2.5 million) and the impact of foreign exchange ($2.5 million), partly offset by less investment in property, plant and equipment and intangible assets (decrease of $1.4 million).

For the twelve-month period ended March 31, 2021, funds used for operating, investing and financing activities amounted to $103.3 million representing an increase of $32.9 million or 47% compared to $70.5 million for the twelve-month period ended March 31, 2020. The increase for the twelve-month period ended March 31, 2021 was mainly attributable to higher cash flows being used in operating activities (increase of $41.1 million), the increase in costs of issuance of shares and warrants (plus $4.6 million) and the impact of foreign exchange ($3.5 million), partly offset by reduction on cash payments related to business combinations (decrease of $11.8M) and by a reduction in investment in property, plant and equipment and intangible assets (decrease of $4.0 million) and in repayments of loans and borrowings combined with the variation of the bank credit line (decrease of $1.2 million).

Net cash inflows (outflows)

Consequent to the changes in sources and uses of funds for the three-month and twelve-month periods ended March 31, 2021 discussed above, net cash inflows amounted to $43.0 million and $58.6 million respectively for the three-month and twelve-month periods ended March 31, 2021, compared to net cash inflows (or outflows) of ($4.2) million and $6.8 million respectively for the three-month and twelve-month periods ended March 31, 2020.

This represents an increase of $47.2 million or 1121% for the fourth quarter of fiscal year 2021 compared to the fourth quarter of fiscal year 2020, and an increase of $51.8 million or 767% for the twelve-month period ended March 31, 2021 compared to the same period in the previous year, direct consequence of the changes in the sources and uses of funds described earlier.

management discussion and analysis

CAPITAL RESOURCES

Liquidity position

As at March 31, 2021, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $75,167,100. The Corporation also has a short-term investment of $24,050.

Loans and borrowings

During the year ended March 31, 2020, a subsidiary of the Corporation closed a revolving line of credit with a large Canadian financial institution for an amount of $5,000,000 to support its operations. As at March 31, 2021, this loan had been repaid and is no longer available.

Neptune also closed a US$45 million letter of credit facility with Perceptive Advisors to support the Corporation’s inventory purchases. No fee was paid by Neptune for the establishment of this facility, but the Corporation will incur a fee of 2.5% on any funds actually drawn under the facility.  No amounts were drawn from the letter of credit facility during the year ended March 31, 2021. As at March 31, 2021, the credit facility is considered expired.

On February 10, 2021, as part of the Sprout acquisition, Sprout issued a promissory note of US$10,000,000 guaranteed by the Corporation and secured by a first-ranking mortgage on all movable assets of Sprout current and future, corporeal and incorporeal, and tangible and intangible.   The outstanding principal balance bears simple interest at the rate of 10.0% per annum, payable quarterly in arrears on the last day of each fiscal quarter during the term, commencing March 31, 2021.  The principal is payable on February 1, 2024

Equity

Equity consists of the following items:

	March 31,	March 31,
	2021	2020

Share capital	$379,643,670	$213,876,454
Warrants	23,947,111	18,597,776
Contributed surplus	71,991,328	69,173,313
Accumulated other comprehensive income	1,202,409	5,517,376
Deficit	(330,681,375)	(163,534,626)
Total equity attributable to equity holders of the Corporation	$146,103,143	$143,630,293
Total equity attributable to non-controlling interest	28,080,004	—
Total equity	$174,183,147	$143,630,293

management discussion and analysis

BUSINESS COMBINATIONS

Acquisition of a 50.1% interest in Sprout Foods, Inc.

On February 10, 2021, Neptune acquired a 50.1% interest in Sprout Foods, Inc. (“Sprout” or “Sprout Foods”). The transaction consideration includes a cash payment of $7.6 million (USD$6.0 million) and the issuance of 6,741,573 Neptune common shares having a value at issuance of $22.3 million (USD$17.6 million). Additionally, Neptune is guaranteeing a $12.6 million (USD$10.0 million) note issued by Sprout in favor of Morgan Stanley Expansion Capital (“MSEC”).

Furthermore, Sprout’s other owners of equity interests granted Neptune a call option (the "Call Option") to purchase the remaining 49.9% outstanding equity interests of Sprout, at any time beginning on January 1, 2023 and ending on December 31, 2023. The total consideration payable for the additional shares (“Call Shares”) upon the exercise of the Call Option and the closing of Neptune's acquisition of the Call Shares would be equal to the total equity value of the Call Shares, which would be based upon the applicable percentage acquired by Neptune of the total enterprise value for Sprout.

As at the close of the transaction, the value of the asset related to the Call Option was determined to be $7,035,730 (USD$5.5 million), representing the difference between the market price and the contract value of the Call Option, discounted at a rate of 8.9% and assuming the transaction would take place on January 1, 2023.  To establish the market price, the multiples selected were 2.3x for revenues and 12.0x for EBITDA, based on analysis of average and median industry multiples, and were adjusted to consider a 20% discount; the multiples to be used as per the contract are 3.0x for revenues and 15.0x for EBITDA, weighted at 50%. As at March 31, 2021, the fair value of this asset was remeasured to $7,043,513 (USD$5.6 million), generating a gain on remeasurement of $105,296 accounted under revaluation of derivatives, and a foreign exchange loss of $72,849 for the year ended March 31, 2021.

Through Sprout Foods, Neptune enters a new market: the organic baby food market.  Sprout is committed to offering products that contain whole foods, no preservatives, no concentrates, no added sugar, are USDA certified organic and are non-GMO. Sprout’s products target four segments: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up).

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021.

Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout produced documents to the NMAG on March 10, 2021. The pending inquiries and potential findings could result in material litigation and may have a material adverse effect on our business, financial condition, or results of operations.

The acquisition has been accounted for using the acquisition method with the results of the operations of Sprout being included in the consolidated financial statements since the date of acquisition.

The cash consideration of this transaction was funded with the proceeds of previous issuances of shares.

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Fair value recognized on acquisition
Assets acquired
Cash and cash equivalents	$3,633,699
Trade receivables	2,618,278
Inventories	9,780,303
Prepaid expenses and other current assets	226,226
Property and equipment	178,488
Right-of-use asset	1,132,815
Tradenames	28,386,625
Other assets	7,044,969
53,001,403

Liabilities assumed
Trade and other payables	$6,554,426
Lease liability	1,132,815
Promissory note	14,528,860
22,216,101

Total identifiable net assets at fair value	30,785,302

Non-controlling interest measured at fair value (49.9%)	(29,825,623)
Goodwill arising on acquisition	28,990,097

Purchase price	$29,949,776

Consist of:
Cash	$7,615,800
Common shares issued, at fair value	22,333,976
Total consideration	$29,949,776
Note: As part of the acquisition of Sprout, net deferred tax assets of $19,358,652 were acquired for which a full valuation allowance was recognized.

As at March 31, 2021, the purchase price allocation is final.

The gross amount of the trade accounts receivable amount to $3,891,493 of which $1,273,215 was expected to be uncollectible at the acquisition date.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill and intangible assets are deductible for income tax purposes.

The assets and liabilities of Sprout Foods were consolidated into the statement of financial position of Neptune at the end of the reporting period.  As such, Neptune’s consolidated statement of financial position includes the following assets and liabilities from Sprout:

Sprout Foods	As at
Selected financial information from the statement of financial position	March 31, 2021

Total current assets	$14,243,058
Total non-current assets	64,839,010
Total current liabilities	7,695,092
Total non-current liabilities	15,114,423

The operations of Sprout Foods were consolidated into the statement of loss and comprehensive loss of Neptune from the date of acquisition to the end of the reporting period.  As such, Neptune’s consolidated statement of loss and comprehensive loss includes the following items from Sprout:

management discussion and analysis

Sprout Foods	February 10 -
Selected financial information from the statement of loss	March 31, 2021

Total revenues	$3,177,585
Loss from operating activities (1)	(2,899,546)
(1)	Excludes acquisition related costs incurred

As the acquisition by Neptune of a controlling interest in Sprout occurred on a date that is not the date of the beginning of the fiscal year ended March 31, 2021, Management is providing the following pro forma financial information:

Neptune	April 1, 2020 -
Selected pro forma financial information from the statement of loss	March 31, 2021

Total revenues	$71,171,327
Loss from operating activities (1)	(198,698,993)
(1)	Excludes acquisition related costs incurred

The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1, 2020.

Acquisition of SugarLeaf Labs, Inc.

During the previous fiscal year, on July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23.7 million (US $18.1 million), a combination of $15.8 million (US $12.0 million) in cash and $8.0 million (US $6.1 million) for 1,587,301 common shares. Additionally, by achieving certain annual adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and other performance targets, earnouts could reach $173.5 million (US $132.0 million). A portion of the earnout was to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments were to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash.

As of the acquisition date, the Corporation recorded $115.0 million as contingent consideration, which represented its fair value at the date of acquisition, net of the initial consideration paid. Of the total contingent consideration, an amount of $20.6 million was classified as contributed surplus, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued upon the achievement of certain performance targets.

The contingent consideration classified as contributed surplus will not be remeasured and settlement is accounted for in equity. Contingent consideration of $94.4 million was classified as a liability representing the present value of the expected payout in cash or a variable number of common shares for the earnouts of the next three years. The contingent consideration classified as a liability is required to be remeasured at fair value at each reporting date.  The fair value of the contingent liability was remeasured as at March 31, 2021 to nil (2020 – nil).

Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in North Carolina. SugarLeaf's cold ethanol processing facility uses hemp cultivated by licensed American growers to yield high-quality full and broad-spectrum hemp extracts.

During the third quarter of fiscal year 2020, Management determined there was an impairment indicator due to a decline in hemp derived CBD refined oil pricing as well as a decrease in forecasted sales volumes for the SugarLeaf CGU. The recoverable amount of the SugarLeaf CGU was determined using the value-in-use basis and was determined to be lower than the carrying value, resulting in a goodwill impairment loss of $44.1 million. During the fourth quarter of 2020, the hemp derived CBD refined oil pricing continued to face a decline and the forecasted sales volume continued to decrease. As a result, during the fourth quarter of 2020, the Corporation recorded an additional goodwill impairment loss of $38.0 million as it concluded that the recoverable amount based on the value in use was less than the carrying value of the CGU.

During the 2021 fiscal year, as a result of the COVID-19 pandemic and other reasons, the Company was forced to furlough a number of SugarLeaf employees. During the quarter ended December 31, 2020, the downturn in oil prices for cannabis persisted (as was the case for March 2020), and the commercial viability of the SugarLeaf CGU was reviewed because of this and other reasons.

Management noted that the customers for which a customer relationship intangible asset was acquired with the SugarLeaf CGU had ceased placing orders and there were minimal active business relationships with these customers. As the CGU is no longer viable given declining pricing and demand, the Corporation will not benefit from these relationships and thus decided to take accelerated amortization for this intangible asset, in the amount of $7.7 million during the year ended March 31, 2021.

Also, Neptune is not currently producing or selling any products resulting from the farmer relationships acquired with the SugarLeaf CGU. Furthermore, SugarLeaf does not currently have any contracts with customers and there is no commercial viability to these supplier relationships with the farmers. Neptune will not realize future economic benefits from these relationships and thus, Management decided to take accelerated amortization for this intangible asset, in the amount of $6.3 million and recorded a $35.6 million loss on impairment of goodwill during the year ended March 31, 2021.

management discussion and analysis

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at March 31, 2021, in thousands of dollars:

						March 31, 2021
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$24,976	$24,976	$24,976	$—	$—	$—
Lease liabilities[1]	3,916	2,527	557	767	1,203	—
Loans and borrowings[2]	14,211	12,841	1,000	11,841	—	—
Other Liability[3]	2,258	18,843	—	—	—	18,843
Research and development contracts	—	728	428	300	—	—
Purchase obligation	—	283	283	—	—	—
Other agreements	—	1,312	423	846	43	—
	$45,361	$61,510	$27,667	$13,754	$1,246	$18,843

(1)	Includes interest payments to be made on lease liabilities corresponding to discounted effect.
(2)	Includes interest payments to be made on loans and borrowings.
(3)	According to the employment agreement with the CEO, a long-term incentive is payable if the Corporation reaches a level of market capitalization.

Under the terms of its financing agreements, the Corporation is not required to meet financial covenants.

The Corporation has no significant off-balance sheet arrangements as at March 31, 2021, other than those mentioned above and the commitments mentioned under note 22 (a) of the consolidated financial statements for the year ended March 31, 2021.

management discussion and analysis

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by a Former CEO of the Corporation, the Corporation is required to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Based on currently available information, a provision of $1.9 million has been recognized for this claim as of March 31, 2021 (refer to ”Provisions” in this MD&A).

(ii)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $0.8 million has been recognized for this case as at March 31, 2021.

(iii)

In July 2020, the Corporation experienced a cybersecurity incident which was reported to the authorities. The Corporation paid an amount to the threat actor in exchange for destruction of the data held by the threat actor. In addition, Neptune also incurred other costs associated with this cybersecurity incident, including legal fees, investigative fees, costs of communications with affected customers and credit monitoring services provided to the Corporation’s current and former employees. The Corporation expects to continue to incur costs associated with maintaining appropriate security measures and otherwise complying with its obligations. The expenses related to this cybersecurity incident totaled nil and $2.0 million respectively in the three-month and twelve-month periods ended March 31, 2021 and are recorded under selling, general and administrative expenses in the consolidated interim statement of loss and comprehensive loss. Neptune will continue to evaluate its protection and monitoring on a regular basis to reduce attacks and future risk of cyber incidents. The Corporation has no indication of improper use of any of the data of the Corporation or personal information of its employees in connection with this cybersecurity incident, however there can be no assurances that the Corporation will not face future contingencies.

(iv)

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response. On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021 is cooperating with the Subcommittee requests. Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout is responding to the requests of the NMAG and is producing documents to the NMAG on March 10, 2021 as requested by the NMAG. The pending inquiries and potential findings could result in material litigation and may have a material adverse effect on our business, financial condition, or results of operations.

(v)

On March 16, 2021, a purported shareholder class action was filed in US District Court for the Eastern District of New York against the Company and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The Company believes these claims are without merit and intends to vigorously defend itself.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

management discussion and analysis

PROVISIONS

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court of Québec in respect of certain royalty payments alleged to be owed and owing to a former chief executive officer of the Corporation (the “Former CEO”) pursuant to the terms of an agreement entered into on February 23, 2001, between Neptune and the Former CEO (the “Royalty Agreement”). The Corporation appealed the judgment which was dismissed by the Court of Appeal of Québec in February 2021. Under the terms of the Royalty Agreement and as maintained by the court, annual royalties of 1% of the sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2.1 million was recorded in the consolidated statement of financial position in the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings. During the three-month and twelve-month periods ended March 31, 2020, the Corporation paid nil and $1.2 million respectively related to the portion of the judgment not contested by Neptune and also paid legal fees for the appeal. During the three-month and twelve-month periods ended March 31, 2021 an additional amount of $0.2 million and $0.8 million (2020 - $0.1 million and $0.3 million) respectively has been recorded as provision for royalties payments on sales for this period consolidated revenues and as expenses related to the litigation. As at March 31, 2021, the provision recorded for this litigation totals $1.9 million ($1.1 million as at March 31, 2020).  Subsequent to the year ended March 31, 2021, the Corporation made payments totalling $1.7 million to the Former CEO in relation with this provision.

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8.5 million and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2.8 million were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees. As at March 31, 2019, a provision of $5.8 million was recorded in the consolidated statement of financial position relating to this settlement. During the twelve-month period ended March 31, 2020, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received a full and final release on all claims in connection with this case.

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $0.8 million has been recognized for this case as at March 31, 2021.

During the year ended March 31, 2021, the Corporation recorded $195,000 of other provisions for other legal obligations.

management discussion and analysis

FINANCIAL MEASURES AND ACCOUNTING POLICIES

OUR ACCOUNTING POLICIES

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements. We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 3, Significant accounting policies in Neptune’s 2021 consolidated financial statements for more information about the accounting principles we used to prepare our consolidated financial statements.

MATERIALITY OF INFORMATION FOR DISCLOSURE PURPOSES

Management determines whether or not information is "material" by judging if a reasonable investor’s decision whether or not to buy, sell or hold securities of the Company would likely be influenced or changed if the information in question were omitted or misstated.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) to assess its operating performance. This non-IFRS financial measure is mainly derived from the Corporation’s financial statements and is presented in a consistent manner, other than for those changes previously disclosed. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of Management, and to better understand its historical and future financial performance. Neptune’s method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

A reconciliation of net loss to Adjusted EBITDA is presented on page 8 of this document.  Please note that non-employee compensation related to warrants and signing bonuses were new additions to the Company’s calculation methodology starting with the quarter ended September 30, 2020.  Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employee compensation expenses related to warrants in previous quarters; consequently, the amounts for the years ended March 31, 2021 and 2020 reflect the sum of those expenses for all quarters of respective fiscal years.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the years ended March 31, 2021 and 2020, Management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the years ended March 31, 2021 and 2020.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing if the Corporation has control of Sprout: upon the acquisition of 50.1% of the outstanding equity of Sprout, Neptune assessed whether it controls Sprout through its exposure and rights to variable returns from its involvement with Sprout and has the ability to affect those returns through its power over Sprout. The former controlling shareholder retained a participation of 39.7% and will be the minority representative through the execution of their voting power as long as it holds more than half of its current investment. Based on the contractual terms of the acquisition agreement, the Corporation assessed that the voting rights in Sprout Foods, in combination with its majority representation on the Board of Directors, are the dominant factors in deciding who controls Sprout. .  Therefore, Sprout Foods Inc. is consolidated in the Corporation’s consolidated financial statements;

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation;

management discussion and analysis

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense;
•	Assessing the fair value of services rendered in exchange of warrants;
•

Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets; and

•

The Corporation recognizes revenue from the sale of goods in the course of ordinary activities at a point in time when control of the assets is transferred to the customer. The Corporation must assess whether promises made to customers represent distinct performance obligations, the appropriate measure of the transfer of control and when the transfer of control has occurred. In addition, the Corporation may also be involved with other parties, including suppliers of products, in providing goods or services to a customer when it enters into revenue transactions for the sale of products that it does not manufacture, and in these instances, must determine whether it is a principal in these transactions. The assessment of terms and conditions in contracts which may impact revenue recognition can require significant judgment, particularly when contracts include non-standard terms.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets;
•	Estimating the lease term of contracts with extension options and termination options;
•	Estimating the revenue from contracts with customer subject to variable consideration;
•	Estimating the fair value of bonus and options that are based on market and non-market conditions
•

Estimating the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business, including the related contingent consideration and Call Option; and

•	Estimating the litigation provision as it depends upon the outcome of proceedings.

Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, and other than inventories, tax credits receivable and recoverable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. The Corporation defines its CGUs based on the way it internally monitors and derives economic benefits from the acquired goodwill. Impairment losses for a CGU is first allocated to reduce goodwill. An impairment loss in respect of goodwill is not reversed in future periods.

Provisions

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are usually determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Income tax

The Corporation is required to make an assessment of whether deferred tax asset or liability has to be recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Also refer to notes 2(d), 3, 4, 9, 12, 15(f), 18, 19 and 25 of the consolidated annual financial statements.

management discussion and analysis

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated financial statements for the years ended March 31, 2021 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2020 other than as disclosed in note 3 (h) to the consolidated financial statements regarding revenue.  For new standards and interpretations adopted during the previous year, see note 3 (p) to the audited consolidated financial statements of the Corporation.

Sale of products

Revenue from the sale of goods in the course of ordinary activities is recognized at a point in time when control of the assets is transferred to the customer. The Corporation transfers control generally on shipment of the goods or in some cases, upon reception by the customer. Revenue is measured based on the consideration the Corporation expects to be entitled to receive in exchange of assets as specified in contracts with customers. Revenue is presented net of returns.  If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. Where the Corporation cannot reasonably estimate the future returns, revenue is deferred and recognized when the right to return the product is no longer available to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Processing services

The Corporation is involved in the extraction, purification and formulation of health and wellness products. Revenue earned on processing services is recognized as the services are rendered in accordance with contractual terms, recovery of the consideration is probable, and the amount of revenue can be measured reliably. The Corporation recognizes revenue from processing services in proportion to the stage of completion of the service at the reporting date. The stage of completion is assessed based on surveys of work performed. For some arrangements in which the Corporation is entitled to non-cash consideration, revenue is measured at the fair value of exchanged assets as specified in contracts with customers. All related production costs are expenses as incurred.

Royalty revenues

Royalties are earned under the terms of the applicable agreement and are recognized when it is probable that the economic benefits associated with the transaction will be received and the amount can be measured reliably.

Principal versus agent arrangements

The Corporation may be involved with other parties, including suppliers of products, in providing goods or services to a customer when it enters into revenue transactions for the sale of products that it does not manufacture. In these instances, the Corporation must determine whether it is a principal in these transactions by evaluating the nature of its promise to the customer. The Corporation is a principal (and, therefore, records revenue on a gross basis) if it controls a promised good before transferring that good to the customer. On the other hand, the Corporation records revenue as the net amount that it retains for its services when it does not meet the criteria to be considered a principal for accounting purposes

New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the years ended March 31, 2021 and 2020, and have not been applied in preparing these consolidated financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period.

The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

•	settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•	when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted.

Covid-19-Related Rent Concessions (Amendment to IFRS 16)

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16). Subsequently, on March 31, 2021, the IASB extended the practical expedient by 12 months – i.e. permitting lessees to apply it to rent concessions that reduce lease payments originally due on or before June 30, 2022.

The new 2021 amendments are effective for annual periods beginning on or after April 1, 2021. Early adoption is permitted.

management discussion and analysis

The original version of the practical expedient under the 2020 amendment was (and remains) optional. However, the new amendment is, in effect, not optional because a lessee that chose to apply the practical expedient introduced by the 2020 amendment needs to consistently apply the extension to similar rent concessions. This means that lessees may need to reverse previous lease modification accounting if a rent concession was ineligible for the original version of the practical expedient under the 2020 amendment (i.e. because the concession extended beyond June 30, 2021) but becomes eligible as a result of the new amendment.

The Corporation does not intend to adopt any of the above amendment by anticipation. The extent of the impact of adoption of the standard has not yet been determined management discussion and analysis

RISK DISCLOSURE

The Company views risk as an integral part of its development and the diversification of its activities and advocates a risk management approach consistent with its business expansion strategy. The purpose of sound risk management is to provide reasonable assurance that incurred risks do not exceed acceptable thresholds and that risk-taking contributes to the creation of shareholder value. For the Company, this means striking a healthy balance between return and risk.

The Company is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue. Second, it must assume the risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, i.e., operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

In the normal course of business, the Company is primarily exposed to the following risks:

OPERATIONAL RISKS

COVID-19 has and will continue to impact our operations and could have a material adverse effect on our business, results of operations and financial condition.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The COVID-19 pandemic continues to result in extended government-ordered closures affecting significant portions of the global economy, including in the United States and Canada. The public health crisis caused by COVID-19 and the measures taken and continuing to be taken by governments, businesses and the public have, and we expect will continue to have, certain negative impacts on our business operations, and could have a material adverse effect on our business, results of operations and financial condition.

The full extent to which COVID-19 may impact our business, including our operations and the market for our securities and our financial condition, will depend on future developments, which are highly uncertain and cannot be predicted at this time. These include the duration, severity and scope of the outbreak, and further action taken by the government and other third parties in response to the pandemic. In particular, COVID-19 and government efforts to curtail COVID-19 could impede our production facilities, increase operating expenses, result in loss of sales, affect our supply chains, impact performance of contractual obligations and require additional expenditures to be incurred.

In connection with COVID-19 and to comply with mandates and guidance from governmental authorities, we have and continue to update our operational procedures and safety protocols at our facilities. If such measures are not effective or governmental authorities implement further restrictions, we may be required to take more extreme action, which could include a short or long-term closure of our facilities or reduction in workforce. These measures may impair our production levels or cause us to close or severely limit production at one or more facilities. Further, our operations could be adversely impacted if suppliers, contractors, customers and/or transportation carriers are restricted or prevented from conducting business activities.

Consumer demand for our products may also be impacted by COVID-19 as a result of reductions in consumers’ disposable income associated with layoffs, and work or pay limitations due to mandatory social distancing and lockdown measures implemented by government authorities. As demand for our products decreases, we may be required to record additional asset impairments, including an impairment of the carrying value of our goodwill, along with other accounting charges.

Given the ongoing and dynamic nature and significance of COVID-19 and its impact globally, we are not able to enumerate all potential risks to our business. Any of the negative impacts of COVID-19, including those described above, alone or in combination with others, may have a material adverse effect on our business, results of operations or financial condition. Further, any of these negative impacts, alone or in combination with others, could exacerbate many of the other risk factors outlined in this MD&A and the AIF.

Catastrophic events outside of our control, including pandemics, may harm our results of operations or damage our facilities.

A catastrophic event where we have our operations, offices or manufacturing facilities, such as an earthquake, tsunami, flood, typhoon, fire, power disruption or other natural or manmade disaster, computer virus, cyber attack, terrorist attack, war, riot, civil unrest or other conflict, or an outbreak of a public health crisis including epidemics, pandemics or outbreaks of new infectious diseases or viruses, as well as related events that can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets. A catastrophic event where Neptune has important operations could disrupt the Company’s operations or those of its contractors and impair production or distribution of its products, damage inventory, interrupt critical functions or otherwise negatively affect its business, harming Neptune’s results of operations.

If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

We have methods to identify, monitor, and manage our risks; however, these methods may not be fully effective. Some of our risk management methods may depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date, or properly evaluated. If our methods are not fully effective or we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially and adversely affected. In addition, our insurance policies may not provide adequate coverage.

management discussion and analysis

We are currently, and may in the future be, subject to substantial litigation, investigations and proceedings that could cause us to incur significant legal expenses and result in harm to our business.

We are subject to federal, state, local, foreign, and provincial laws, rules, and regulations concerning advertising and marketing, including but not limited to those prohibiting unfair, deceptive, and/or abusive trade practices. Violations of advertising and marketing requirements can result in fines, penalties, injunctions, disgorgement of profits, full restitution for injury suffered by consumers, rescission of contracts, enforcement actions, regulatory or judicial orders requiring corrective measures, and attorneys’ fees associated with prosecuting such actions.

Accordingly, we are exposed to potential liabilities and reputational risk associated with litigation, regulatory proceedings and government investigations and enforcement actions for the failure of us to comply with applicable health, safety, and labeling requirements and advertising and marketing requirements. Any adverse judgment in or settlement of any pending or any future litigation or investigation could result in payments, fines and penalties that could adversely affect our business, results of operations and financial condition. Regardless of the merits of the claims and the outcome, legal proceedings have resulted in, and may continue to result in, significant legal fees and expenses, diversion of management and employee time and other resources, and adverse publicity. Such proceedings could also adversely affect our business, results of operations and financial condition. For more information on our pending legal proceedings, see “Legal Proceedings and Regulatory Actions.”

Increasing awareness of health and wellness are driving changes in the consumer products industry, and if we are unable to react in a timely and cost-effective manner, our results of operations and future growth may be adversely affected.

We must continually anticipate and react, in a timely and cost-effective manner, to changes in consumer preferences and demands, including changes in demand driven by increasing awareness of health and wellness and demands for transparency or cleaner labels with respect to product ingredients by consumers and regulators. Consumers, especially in developed economies such as the U.S. and Canada, are rapidly shifting away from products containing artificial ingredients to all-natural, healthier alternatives. In addition, there has been a growing demand by consumers, non-governmental organizations and, to a lesser extent, governmental agencies to provide more transparency in product labeling and our customers have been taking steps to address this demand, including by voluntarily providing product-specific ingredients disclosure. These two trends could affect the types and volumes of our ingredients and compounds that our customers include in their consumer product offerings and, therefore, affect the demand for our products. If we are unable to react to or anticipate these trends in a timely and cost-effective manner, our results of operations and future growth may be adversely affected.

Markets for our products and services are highly competitive, and we may be unable to compete effectively.

Our products and services, including our consumer products, are offered in highly competitive markets that may be characterized by aggressive price competition and resulting downward pressure on gross margins, frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in product price/performance characteristics, rapid adoption of technological advancements by competitors and price sensitivity on the part of consumers and businesses.

Additionally, our consumer products may compete on the basis of product performance, brand recognition and price. Advertising, promotion, merchandising and packaging also have significant impacts on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition requiring substantial expenditures for advertising, sales promotion and trade merchandising. If a product gains consumer acceptance, it typically requires continued advertising, promotional support and product innovations to maintain its relative market position. If our advertising, marketing and promotional programs are not effective or adequate, our net sales may be negatively impacted.

Some of our competitors are larger than us and have greater financial resources. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than we can. Competitive activity may require the Company to increase its spending on advertising and promotions and/or reduce prices, which could lead to reduced sales, margins and net earnings.

Our commercial success depends, in part, on our intellectual property rights and a failure by us to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

Our success depends in part on our ability to develop products, obtain patents, protect our trade secrets and operate without infringing third-party exclusive rights or without others infringing our exclusive rights or those granted to us under license. The patent position of a corporation is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. We do not know whether we will be able to develop other patentable proprietary technology and/or products. Furthermore, we cannot be completely certain that our future patents, if any, will provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, we cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent us from marketing our products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as ours or invent or have invented other products based on our patented products.

If third-party licenses are required, we may not be able to obtain them, or if obtainable, they may not be available on reasonable terms. Furthermore, we could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain of our products, or even prevent us from developing, manufacturing or selling certain products. In addition, we could incur significant costs in defending ourselves in patent infringement proceedings initiated against us or in bringing infringement proceedings against others.

management discussion and analysis

We may be unable to manage our growth effectively.

Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to continue to improve our operational and financial systems, managerial controls and procedures and we will need to continue to expand, train and manage our technology and workforce. We must also maintain close coordination among our technology, compliance, accounting, finance, marketing and sales functions. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

To support our growth, we may have to further increase our investment in technology, facilities, personnel and financial and management systems and controls. We may also have to further expand our procedures for monitoring and assuring our compliance with applicable regulations, and may need to integrate, train and manage a growing employee base. The expansion of our existing businesses, and expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

We depend on significant customers for a substantial portion of our revenue. If we fail to retain or expand our customer relationships or significant customers reduce their purchases, our revenue could decline significantly.

For the year ended March 31, 2021, one customer accounted for 14.9% of revenue; no customer accounted for more than 10% of revenue for the year ended March 31, 2020.

We believe that our operating results for the foreseeable future will continue to depend on sales to a small number of customers. These customers have no purchase commitments and may cancel, change or delay purchases with little or no notice or penalty. As a result of this customer concentration, our revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of these customers or any other significant customer. In the future, these customers may decide to purchase less product from us than they have in the past, may alter purchasing patterns at any time with limited notice, or may decide not to continue to purchase our products at all, any of which could cause our revenue to decline materially and materially harm our financial condition and results of operations. If we are unable to diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

In addition, the Company is subject to credit risk of its customers, and its profitability and cash flow are dependent on receipt of timely payments from clients. Any delay in payment by the Company’s customers may have an adverse effect on the Company’s profitability, working capital and cash flow. There is no assurance that the Company will be able to collect all or any of its trade receivables in a timely matter. If any of the Company’s clients face unexpected situations such as financial difficulties, the Company may not be able to receive full or any payment of the uncollected sums or enforce any judgment debts against such clients, and the Company’s business, results of operations and financial condition could be materially and adversely affected.

We have recorded significant goodwill impairment charges and may be required to record additional charges to future earnings if our goodwill or intangible assets become impaired.

As of March 31, 2021, our goodwill balance was $32.0 million which represented 13.6% of total consolidated assets. We are required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets and/or goodwill may not be recoverable include a decline in stock price and market capitalization, slower growth rates in our industry or our own operations, and/or other materially adverse events that have implications on the profitability of our business or business segments. We may be required to record additional charges during the period in which any impairment of our goodwill or other intangible assets is determined which could have a material adverse impact on our results of operations. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities.

In some cases, we cannot determine with any certainty whether we have priority of invention in relation to any new product or new process covered by a patent application or if we were the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that our patents would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, part of our technological know-how constitutes trade secrets. We require that our employees, consultants, advisers and collaborators sign confidentiality agreements. However, these agreements may not provide adequate protection in the event of unauthorized use or disclosure of our trade secrets, know-how or other proprietary information.

Claims that our technology or products infringe on intellectual property rights of others could be costly to defend or settle, could cause reputational injury and would divert the attention of our management and key personnel, which in turn could have a material adverse effect on our business, results of operations, financial condition and cash flows. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put one or more of our pending patent applications at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our research, technical and management personnel from their normal responsibilities.

management discussion and analysis

Significant interruptions in our access to certain supply chains, for key inputs such as raw materials, electricity, water, and other utilities may impair our operations.

Our business is dependent on a number of key inputs and their related costs (certain of which are sourced in other countries and on different continents), including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. We operate a manufacturing facility and have dispersed suppliers and customers. Governments may regulate or restrict the flow of our labor or our products, and the Company's operations, suppliers, customers, and distribution channels could be severely impacted. Any significant future governmental-mandated or market-related interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, rising or volatile energy costs could curtail or preclude our ability to continue production. In addition, our operations would be significantly affected by a prolonged power outage.

No assurances can be given that we will be successful in maintaining our required supply of materials, labor, equipment, parts, and components. See also
“COVID-19 has and will continue to impact our operations and could have a material adverse effect on our business, results of operations and financial condition”.

Our activities rely on certain third-party suppliers, contract manufacturers and distributors, and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations.

We purchase certain important ingredients and raw materials from third-party suppliers and, in certain cases, we engage contract manufacturers to supply us with finished products. For certain of our products, we enter into arrangements with third parties related to the development, testing, production, packaging, and commercialization of our products to our customers which are then responsible for the marketing and distribution of the products. Our revenues are therefore dependent on the successful efforts of these third parties.

Real or perceived quality control problems with raw materials or finished products manufactured by contract manufacturers could negatively impact consumer confidence in our products or expose us to liability. In addition, disruption in the operations of any such supplier or manufacturer or material increases in the price of raw materials, for any reason, such as changes in economic and political conditions, tariffs, trade disputes, regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war, or other events, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The Company’s third-party manufacturers are subject to laws and regulations, including current Good Manufacturing Practices regulations (“cGMP”), which are enforced by the FDA and other regulatory authorities. The Company’s third-party manufacturers may be unable to comply with cGMP or other regulatory requirements. A failure to comply with these requirements may result in fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, warning or untitled letters, import or export bans or restrictions and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing, or sale of the Company’s products. If the safety of any products supplied to the Company is compromised due to a third-party manufacturer’s failure to adhere to applicable laws or for other reasons, the Company may not be able to successfully sell its products and our business, financial condition and operations may be adversely affected.

Some of our current and future partners may decide to compete with us, refuse or be unable to fulfill or honour their contractual obligations to us, or change their plans to reduce their commitment to, or even abandon, their relationships with us. There can be no assurance that our partners will market our products successfully or that any such third-party collaboration will be on favourable terms. We may not be able to control the amount and timing of resources our partners devote to our products. In addition, we may incur liabilities relating to the distribution and commercialization of our products. While the agreements with such customers generally include customary indemnification provisions indemnifying us for liabilities relating to third-party manufacturing or packaging of our products, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

Our products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects, or interactions with other substances, packaging safety, and inadequate or inaccurate labeling disclosure. If any of the products produced by or for us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, our sales may be significantly affected and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies and authorities, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis or hemp industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of the products sold by us generally.

Product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our business, reputation, financial condition or results of operations.

Product contamination or tampering, or allegations of product contamination or tampering or product quality issues (whether or not valid) with respect to products in our portfolio may reduce demand for such products, and cause production and delivery disruptions or increase costs, which could adversely affect our business, reputation, financial condition or results of operations. Moreover, even if allegations of product contamination or tampering or suggestions that our products were not fit for consumption or use are meritless, the negative publicity surrounding assertions against us or products in our portfolio or processes could adversely affect our reputation or brands. Our business could also be adversely affected if consumers lose confidence in product quality, safety and integrity generally, even if such loss of confidence is unrelated to products in our portfolio.

management discussion and analysis

Any of the foregoing could adversely affect our business, reputation, financial condition or results of operations. In addition, if we do not have adequate insurance, if we do not have enforceable indemnification from suppliers, manufacturers, distributors, joint venture partners or other third parties or if indemnification is not available, the liability relating to such product claims or disruption as a result of recall efforts could materially adversely affect our business, financial condition or results of operations.

We identified material weaknesses in our internal control over financial reporting. This may adversely affect the accuracy and reliability of our financial statements and, if we fail to maintain effective ICFR it could impact our reputation, business, and the price of our common shares, as well as lead to a loss of investor confidence in us.

The Corporation has and may continue to fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and the Corporation cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. The Corporation’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements or in a cease trade order, which in turn could harm the Corporation’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.

The Corporation has and may continue to fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that the Corporation’s financial and disclosure controls will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Corporation’s controls and procedures could also be limited by simple errors or faulty judgements.

As described on page 38, a material weakness in the Corporation’s internal control over financial reporting was determined to exist at March 31, 2021 and this weakness has not been remediated to date. The Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of March 31, 2021 due to the presence of this material weakness. While new and revised controls are being adopted to remediate this weakness, if these and other controls fail to adequately remediate this material weakness, it could result loss of investor confidence, which could lead to a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the TSX or NASDAQ or any other exchange on which our common shares may be listed.

We may be unable to attract or retain key personnel, and we may be unable to attract, develop and retain additional employees required for our development and future success.

Our success is largely dependent on the performance of our management team and certain employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all. We do not currently maintain key-person insurance on the lives of any of our key personnel.

Further, officers, directors, and certain key personnel at our facility that is licensed by Health Canada are subject to the requirement to obtain and maintain a security clearance from Health Canada. Moreover, an individual with security clearance must be physically present on site when other individuals are conducting activities with cannabis. A security clearance is valid for a limited time and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur.

Our current and expected business activities expose us to the risk of liabilities arising from our operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We seek to minimize these risks through various insurance contracts from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits, and other terms and conditions. We retain an insurance risk for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to these business risks.

We cannot assure that our insurance will be sufficient to cover our losses. Any losses that insurance does not substantially cover could have a material adverse effect on our business, results of operations, financial condition and cash flows. The insurance industry has become more selective in offering some types of insurance, such as product liability, product recall, property and directors’ and officers’ liability insurance. Our current insurance program is consistent with both our past level of coverage and our risk management policies. However, we cannot assure that we will be able to obtain comparable insurance coverage on favorable terms, or at all, in the future.

management discussion and analysis

We must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We rely on various information technology systems to manage our operations. Over the last several years, we have implemented, and we continue to implement, modifications and upgrades to such systems, including changes to legacy systems, replacing legacy systems with successor systems with new functionality, and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have a material adverse effect on our business, financial condition, or results of operations.

Conflicts of interest may arise between the Company and its officers and directors, which could adversely affect our operations.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may potentially be engaged in a range of business activities. In addition, its executive officers and directors may potentially devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

In addition, we may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

CANNABIS INDUSTRY RISKS

The adult use cannabis market in Canada and the regulations governing the industry are still developing.

Cannabis for adult use only became legal in Canada in late 2018. As a result, the industry and the regulations governing the industry are rapidly developing. If they develop in ways that differ from the Company’s expectations, the business and results of operations may be adversely impacted.

United States Food and Drug Administration’s (“FDA”) regulation relating to hemp-derived CBD products remain subject to FDA’s enforcement discretion, albeit, FDA’s official position regarding ingestible CBD products precluded under the Federal Food, Drug, and Cosmetic Act (“FDCA”).  Thus, the regulatory status of these products remain unclear and rapidly evolving, and changes may not develop in the timeframe or manner most favorable to our business objectives.

Our participation in the market for hemp-derived CBD products in the United States and elsewhere may require us to employ novel approaches to existing regulatory pathways. The passage of the Farm Bill in December 2018 legalized the cultivation of hemp in the United States to produce products containing CBD and other non-THC cannabinoids. On May 31, 2019, the FDA held a public hearing to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling, and sale of products containing cannabis or cannabis-derived compounds, including CBD. The FDA has also formed an internal working group to evaluate the potential pathways to market for CBD products. FDA’s present position is that dietary supplement and food products containing CBD are precluded from addition to food and dietary supplements.  The FDA further takes the position that CBD is not permitted for use in food as the ingredient is not Generally Recognized as Safe (“GRAS”).  FDA’s position on preclusion and safety is disputed by industry that CBD is precluded from addition to dietary supplements and foods.  In regard to other cannabinoids, FDA has not taken a regulatory position other than to reiterate that addition of other cannabinoids may be considered new dietary ingredients and subject to notification and that other cannabinoids cannot be added to food if they are not GRAS.   It is important to note that company’s may take a self-determined GRAS position regarding its products and there is no requirement to submit GRAS ingredients to FDA for its review and concurrence, albeit, FDA does have a mechanism to do so.  With that said, FDA is exercising enforcement discretion over ingestible CBD products absent express disease claims until such time it has concluded its review of available regulatory pathways.

In addition, such products may be subject to regulation at the state or local levels. While the Farm Bill created a pathway under which hemp and its derivatives are exempted from the definition of marijuana and protected from state’s interfering with the transportation of hemp and its derivatives in interstate commerce, state and local authorities are permitted under the Farm Bill to issue their own restrictions on the cultivation or sale of hemp or hemp-derived products, including laws that ban the cultivation or possession of hemp or any other plant of the cannabis genus and derivatives thereof, such as CBD. State regulators may take enforcement action against food and dietary supplement products that contain CBD, or enact new laws or regulations that prohibit or limit the sale of such products. Unforeseen regulatory obstacles or compliance costs may hinder our ability to successfully compete in the market for such products.

management discussion and analysis

Unfavorable publicity or consumer perception regarding the cannabis industry could decrease demand for our products and adversely impact our operating results.

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of the Company. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for our products, and the business, results of operations, financial condition and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or our products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

We must comply with requirements for licenses and permits in Canada and the failure to maintain these could adversely affect our operations.

As a holder of a license for standard processing, we will be subject to ongoing inspections by Health Canada to monitor our compliance with its licensing requirements. Our license(s) that we obtained, or may in the future obtain, in Canada may be revoked or restricted at any time in the event that we are found not to be in compliance. Should we fail to comply with the applicable regulatory requirements or with conditions set out under our license(s), should our license(s) not be renewed when required, or be renewed on different terms, or should our license(s) be revoked, we may not be able to produce, process or distribute cannabis products.

We operate in Canada out of our existing facility located in Sherbrooke, Québec, which is required to comply with Health Canada requirements. Our facility is therefore subject to the adherence of ongoing standards and thresholds in order to maintain the appropriate certificate. Although the Company believes it will continue to meet such ongoing requirements, there is no guarantee that the required certification will be maintained. Any loss in certification would have a material adverse effect on the business, financial condition, and results of the operations of the Company.

Our current license with Health Canada expires on January 4, 2022. Prior to the expiration, we must submit to Health Canada an application for renewal of such license. There can be no assurance that we will be able to renew our existing license and any failure to renew such license would have a material adverse impact on our business, financial condition, and operating results.

In addition, we and other licensed producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use markets, and we may be unable to export that oversupply into other legal markets. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If this were to occur, there is no assurance that we would be able to generate sufficient revenue from the sale of adult-use cannabis to result in profitability and sufficient liquidity. Regulatory restrictions or over supply conditions could result in inventory adjustments.

The tax burden related to our expected cannabis and hemp-related activities is still uncertain.

Tax regimes, including excise taxes and sales taxes, can disproportionately affect the price of our products, or disproportionately affect the relative price of our products versus other cannabis and hemp-based products. Because our expected products are targeted at the premium cannabis market, tax regimes based on sales price can place us at a competitive disadvantage in certain price-sensitive markets. As a result, our volume and profitability may be adversely affected in these markets.

Additionally, the Company may incur significant tax liabilities if the U.S. Internal Revenue Service (“IRS”) continues to determine that certain expenses of businesses working with the cannabis plant are not permitted tax deductions under section 280E of the U.S. Internal Revenue Code of 1986, as amended (“Code”). Section 280E of the Code prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act). The IRS has invoked section 280E of the Code in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of section 280E of the Code favorable to cannabis businesses.

management discussion and analysis

Laws in the United States may make it difficult for us to open bank accounts for our business.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Similarly, because the 2018 Farm Bill has not yet been fully implemented; the Company relies on exemptions promulgated pursuant to the 2014 Farm Bill; and the FDA continues to assert that CBD cannot be added to food or dietary supplements, it is possible that banks may refuse to open bank accounts for the deposit of funds related to the Company’s hemp operations. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company.

The development of the adult-use cannabis industry and regulations governing this industry may impact our ability to successfully compete.

The Cannabis Act and the accompanying regulations (“CR”), became effective in October 2018 and allow individuals over the age of 18 to legally purchase, process and cultivate limited amounts of cannabis for adult use recreational purposes in Canada. Further, each province and territory of Canada has the ability to separately regulate the distribution of cannabis within such province or territory, and the rules (including associated regulations) adopted by these provinces or territories vary significantly. There is no assurance that the adult-use cannabis industry, and the regulations governing this industry, will continue to develop as anticipated.

There are and will be significant restrictions on the marketing, branding, product formats, product composition, packaging, and distribution channels allowed under the CR, which may reduce the value of certain of our products and brands or negatively impact our ability to compete with other companies in the adult-use cannabis market in Canada. For instance, the CR includes a requirement for health warnings on product packaging, the limited ability to use logos and branding (only one brand name and one brand element per package), restrictions on packaging itself, and restrictions on types and avenues of marketing. Further, Cannabis 2.0 regulations (which came into force on October 17, 2019, allowing new cannabis form factors) govern the production and sale of new classes or forms of cannabis products (including vapes and edibles), and impose considerable restrictions on product composition, labeling, and packaging in addition to being subject to similar marketing restrictions as existing form factors. Additional marketing and product composition restrictions have been imposed by some provinces and territories. Such federal and provincial restrictions may impair our ability to develop our adult-use brands and additional product or marketing restrictions imposed under future regulations may make it uneconomic or unfeasible for us to introduce brands and products into the Canadian market.

Some provinces and territories also impose significant restrictions on our ability to merchandise products; for example, some provinces impose restrictions on investment in retailers or distributors and their employees as well as in our ability to negotiate for preferential retail space or in-store marketing. Such variance may make participation in the adult-use cannabis market uneconomic or of limited economic benefit for us in those provinces or territories and could result in significant additional compliance or other costs and limitations on our ability to compete successfully in each such market.

Market consolidation in the cannabis industry may reduce our ability to compete, due to scale, cost and pricing disadvantages.

The Canadian cannabis industry has and may continue to experience consolidation, and some of the resulting companies that will be our competitors will have market presence, growth operations, technical and marketing capabilities, personnel, financial and other resources substantially greater than our own. In addition, some of these competitors will be able to raise capital at a lower cost than we will be able to. Consequently, some of these competitors may be able to develop and expand their growth, distribution and retail infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we will be able to. Additionally, the greater brand name recognition of some of our current and future competitors or competitive price pressure may require us to lower prices in order to retain or acquire customers. Finally, the cost advantages of some of these competitors may give them the ability to reduce their prices for an extended period of time or achieve a greater return.

In addition to competition from licensed producers, we face competition from illegal dispensaries and black market suppliers.

In addition to competition from licensed producers and those able to produce cannabis legally without a license, the Company also faces competition from unlicensed and unregulated market participants, including illegal dispensaries and black-market suppliers selling cannabis and cannabis-based products in Canada.

Despite the legalization of medical and adult recreational-use cannabis in Canada, black market operations remain and are a substantial competitor to our business. In addition, illegal dispensaries and black market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under current Canadian regulations, and (ii) use delivery methods that the Company is currently prohibited from offering to individuals in Canada, (iii) use marketing and branding strategies that are restricted under the Cannabis Act and Cannabis Regulations, and (iv) make claims not permissible under the Cannabis Act and other regulatory regimes. As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in Canada, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from licensed producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our market share and (iii) adversely impact the public perception of cannabis use and licensed cannabis producers and dealers, all of which would have a materially adverse effect on our business, operations and financial condition.

We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure.

Cannabis is an agricultural product. As such, its supply is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases, and similar agricultural risks. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt production activities with our suppliers and partners and have an adverse effect on our business.

management discussion and analysis

We rely on third parties for our supply of cannabis.

We do not cultivate cannabis to supply ourselves with cannabis leaves, flowers and trim to operate our extraction business. We currently obtain cannabis from third parties in amounts sufficient to operate our extraction business. However, there can be no assurance that there will continue to be a supply of cannabis available for us to process or purchase a sufficient amount of cannabis to operate our business. Additionally, the price of cannabis may rise which would increase our cost of goods. If we are unable to acquire the cannabis required to operate our extraction business or if the price of cannabis increases, it could have a material adverse impact on our business, our financial condition and results from operations. If any of our key suppliers fails to provide inputs meeting our quality standards, we may need to source cannabis, equipment or other inputs from other suppliers, which may result in additional costs and delay in the delivery of our products and services to our clients. There is no assurance that our suppliers will be able to supply and deliver the required materials to us in a timely manner or that the materials they will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Company may materially and adversely affect or delay its production schedule and affect its product quality. If we cannot secure materials of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, we may not be able to deliver its products to our clients on time with required quality. The Company’s suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which our operations rely. Loss of its suppliers, service providers or distributors would have a material adverse effect on the Company’s business and operational results.

Our activities and resources in the Canadian cannabis industry rely on a single facility.

To date, our activities and resources in the Canadian cannabis industry have been primarily focused on our facility located in Sherbrooke, Québec, and we will continue to focus on such facility for the foreseeable future. Adverse changes or developments affecting this facility could have a material and adverse effect on our business and financial condition.

We may not be able to transport our cannabis products to customers in a safe and efficient manner.

We will depend on fast and efficient third-party transportation services to distribute our cannabis products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our services. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

The security of products during transportation will be of the utmost concern. A breach of security during transport or delivery could result in the loss of high-value product. A failure to take steps necessary to ensure the safekeeping of cannabis could also have an impact on our ability to operate under our license(s), to renew or receive amendments to such licenses, or to receive required new licenses.

Access to certain markets in Canada is dependent on compliance with supplier standards established by provincial or territorial distributors.

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess for compliance with such standards. Any failure by us to comply with such standards could result in our being downgraded or disqualified as a supplier and would severely impede or eliminate our ability to access certain markets within Canada.

REGULATORY COMPLIANCE RISKS

Our Status as a Foreign Private Issuer

As a foreign private issuer, we are subject to different reporting and disclosure requirement under U.S. securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer.

management discussion and analysis

U.S. investors may be unable to enforce certain judgments against us in Canada.

Neptune is a corporation existing under the Business Corporations Act (Québec). A number of our directors and officers are residents of Canada or other jurisdictions outside of the United States, and substantially all of our assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Company or upon its directors and officers. Execution by United States courts of any judgment obtained against the Company or any of the Company’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Company’s directors and executive officers under the United States federal securities laws. The Company has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Ownership of our Securities

The market price of Neptune’s Common Shares may be highly volatile.

The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning Neptune, its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting Neptune, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in Canada and the United States may have a significant impact on the market price of Neptune’s Common Shares. In addition, there can be no assurance that the Neptune’s Common Shares will continue to be listed on the TSX or Nasdaq.

The market price of the Neptune’s Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to Neptune’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions.

For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Neptune’s Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company.

Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and other key personnel from the Company’s business and operations. The complexity of any such claims and the inherent uncertainty of commercial or class action, litigation increases these risks. In recognition of these considerations, the Company could suffer significant litigation expenses in defending any of these claims and enter into settlement agreements. If the Company is unsuccessful in its defense of material litigation claims or is unable to settle the claims, the Company may be faced with significant monetary damage awards or other remedies against it including injunctive relief that could have a material adverse effect on the Company’s business, financial condition and results of operations. Administrative or regulatory actions against the Company or its employees could also have a material adverse effect on the Company’s business, financial condition and results of operations.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future.

We have never paid any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay cash dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If there is insufficient liquidity in our Common Shares, it could adversely affect your ability to sell your shares.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and NASDAQ or achieve listing on any other public stock exchange. There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell Common Shares.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of a Corporation by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

management discussion and analysis

Our stockholders may be subject to dilution resulting from future offerings of common stock by us.

We may raise additional funds in the future by issuing common shares or equity-linked securities. Holders of our securities have no pre-emptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of our capital stock is warranted, the price at which such issuance is to be affected and the other terms of any future issuance of capital stock. In addition, additional common stock will be issued by us in connection with the exercise of options or grant of other equity awards granted by us. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our existing securities.

Other regulatory compliance risks

We are subject to laws and regulations and guidelines, changes in which could increase our costs and individually or in the aggregate adversely affect our business.

We are subject to laws and regulations affecting our operations in a number of areas. These laws and regulations affect the Company’s activities in areas including, but not limited to, the cannabis industry in Canada, the hemp business in the United States, food, beverage and nutritional products, consumer protection, labor, intellectual property ownership and infringement, import and export requirements, and environmental, health and safety.

The successful execution of our business objectives is contingent upon compliance with all applicable laws and regulatory requirements and obtaining all other required regulatory approvals, which may be onerous and expensive. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation and the expansion of the Company’s business, could individually or in the aggregate make the Company’s products and services less attractive to our customers, delay the introduction of new products, or cause the Company to implement policies and procedures designed to ensure compliance with applicable laws and regulations. There can be no assurance that the Company’s employees, contractors, or agents will not violate such laws and regulations or our policies and procedures.

We are subject to risks inherent to the nutraceutical industry.

Distribution of our products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that we will obtain the requisite approvals in the relevant countries or that we will not incur significant expense in obtaining regulatory approvals or maintaining them in effect. In addition, on February 11, 2019, the FDA announced that it intends to modernize its laws and regulations governing dietary supplements. Any such changes may have a material effect on the Company.

We are heavily dependent on the export of products to the United States. The U.S. FDA is able to block the import entry of any product that “appears” to violate U.S. law, which represents a low evidentiary standard for the U.S. FDA. Future changes in U.S. requirements and interpretations of those requirements, coupled with the “appears” to violate the law standard for refusing entry of imported products, increases the possibility that our products may not have full access to the U.S. market and poses additional risks to our business.

We are subject to taxation in multiple jurisdictions, and changes in taxation may impact our earnings.

The Company will operate and will be subject to income tax and other forms of taxation (which are not based upon income) in multiple tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates is also subject to change. Therefore, the Company’s earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. The Company may have exposure to greater than anticipated tax liabilities or expenses. The Company will be subject to income taxes and non- income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities and the determination of the Company’s provision for income taxes and other tax liabilities will require significant judgment.

We are subject to anti-money laundering laws and regulations in multiple jurisdictions.

The Company will be subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

If any of the Company’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States or Canada were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

management discussion and analysis

Our inability to maintain our regulatory approvals and permits could adversely affect our business and financial results.

The Company is required to obtain and maintain certain federal and state permits, licenses and approvals in the jurisdictions where its products are manufactured and/or sold. There can be no assurance that the Company will be able to obtain or maintain necessary licenses, permits or approvals. Any material delay or inability to receive these items is likely to delay and/or inhibit the Company’s ability to conduct its business, and would have an adverse effect on its business, financial condition and results of operations.

CREDIT AND COUNTERPARTY RISK

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents and short-term investments, which are managed by dealing only with highly rated Canadian and US institutions. The carrying amount of these financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most of the Corporation's customers are distributors for a given territory and are privately-held and publicly-held companies. The profile and credit quality of the Corporation’s customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 90% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

LIQUIDITY AND FUNDING RISK

Liquidity and funding risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in the Consolidated Liquidity and Capital Resources section. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the most important material transactions outside the normal course of business.

Any acquisitions, strategic investments, divestures, mergers, or joint ventures we make may require the issuance of a significant amount of equity or debt securities and may not be successful.

As part of our business strategy, we expect to selectively pursue strategic acquisitions, as well as additional strategic and other investments such as joint ventures or partnerships, to obtain additional businesses, products and/or technologies, capabilities, and personnel. Acquisitions and other investments present challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration, the potential disruption of each company’s respective ongoing businesses, possible inconsistencies in standards, controls, procedures, and policies, unanticipated costs of terminating or relocating facilities and operations, unanticipated expenses relating to such integration, contingent obligations, and the reconciliation of corporate cultures. Those operations could divert management’s attention from the business, cause a temporary interruption of or loss of momentum in the business, and adversely affect our results of operations and financial condition. The inability to consummate and integrate new acquisitions on advantageous terms, or the failure to achieve a favorable return on our strategic and other investments, could adversely affect our ability to grow and compete effectively. Additionally, if we make one or more acquisitions in which the consideration includes the Company’s securities, we may be required to issue a substantial amount of equity, debt, warrants, convertible instruments, or other similar securities. Such an issuance could result in dilution to shareholders or increase our interest expense and other expenses.

We have reported negative cash flows from operating activities and may do so in future periods.

The Company reported negative cash flow from operating activities of $73.6 million and $31.4 million for the fiscal years 2021 and 2020. The Company has historically and may also continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. The Company cannot guarantee that future positive cash flow from operating activities will be obtained. In addition, negative cash flows may continue longer than the Company has planned for which could cause liquidity issues.

The Company may also be unable to obtain borrowings in an amount sufficient to enable them to pay debt or to fund other liquidity needs. If sufficient liquidity is not obtained, the Company may need to refinance or restructure all or a portion of its debt on or before maturity, sell assets or borrow money or issue equity, which may not be possible on terms satisfactory to the Company, or at all. If the Company continues to report negative cash flows from operating activities, or any failure to obtain any required additional financing on favourable terms, or at all, such events could have a material adverse effect on the business, financial condition, and results of operation of the Company.

management discussion and analysis

FOREIGN CURRENCY RISK

We are subject to foreign currency fluctuations, which could adversely affect our financial results.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Currency risk relates to the portion of our business transactions denominated in currencies other than the Canadian dollar.

For the twelve-month period ended March 31, 2021, approximately 61% of our revenues were in U.S. dollars, and a significant portion of our expenses, including the purchase of raw materials, were in U.S. dollars. If the value of the United States dollar fluctuates significantly more than expected in the foreign exchange markets, our operating results and financial condition may be adversely affected.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity. The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market. The fixed rate borrowings expose the Corporation to a fair value risk but not cash flow interest rate risk.

INFORMATION SECURITY AND CYBER-ATTACK RISKS

We may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks.

Neptune’s operations are increasingly dependent on IT systems and the management of information; thus, the protection of customers, employees, suppliers and other business data is critical. A portion of our sales require the collection of certain customer data, such as credit card information. In order for our sales channel to function, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. The use of credit payment systems makes us more susceptible to a risk of loss, particularly with respect to an external security breach of customer information controlled by us, or by third parties under arrangements with us (including those with whom we have strategic alliances).

Despite of all efforts, Neptune experienced a cyber attack in July of the current fiscal year as consequence of increased digital interactions with customers, suppliers and consumers, and changes in ways of working of our employees and these external stakeholders due to the Covid-19 outbreak.  Also, we are particularly reliant on service providers and thus the impact of Covid-19 on their operations also imposed a risk for us. Cyber-attacks will continue to impose threats to our operations.

In addition, federal, state, provincial and international laws and regulations govern the collection, retention, sharing, and security of data that we manage. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years and may see the imposition of new and additional requirements by provincial, state, and federal governments as well as foreign jurisdictions in which we do business. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these requirements by us.

In the event of a security breach, theft, leakage, accidental release or other illegal activity with respect to employees, customers, suppliers or other company data, we could become subject to various claims, including those arising out of thefts and fraudulent transactions, and may also result in the suspension of credit card services. This could cause consumers to lose confidence in our security measures, harm our reputation as well as divert management attention, and expose us to potentially unreserved claims and litigation. Any loss in connection with these types of claims could be substantial. If our electronic payment systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are reliant on these systems, not only to protect the security of the information stored, but also to appropriately track and record data. Any failures or inadequacies in these systems could expose us to significant unreserved losses, which could materially and adversely affect our earnings and the market price of securities. Our brand reputation would likely be damaged as well.

management discussion and analysis

FINANCIAL DISCLOSURE

Disclosure controls and procedures ("DC&P")

In accordance with the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by applicable rules of the SEC, our management, with the participation of our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2021.

The Disclosure controls and procedures include, and are not limited to, controls and procedures designed to ensure that information required to be disclosed and submitted under applicable Canadian and United States securities laws is accumulated and communicated to the Corporation’s management as appropriate to allow timely decisions regarding the required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based upon that evaluation and as discussed below under “Management’s Report on Internal Control over Financial Reporting”, our CEO and CFO have concluded that, as at March 31, 2021, our disclosure controls and procedures were not effective because of material weaknesses in internal control over financial reporting which are described below.

Internal controls over financial reporting ("ICFR")

Management is responsible for establishing and maintaining adequate control over financial reporting as defined in the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by applicable rules of the SEC. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS.

Internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error or overriding of controls. Because of the inherent limitations, only reasonable assurance with respect to financial statement preparation and presentation can be provided and misstatements may not be prevented or detected. Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of March 31, 2021 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Integrated Framework 2013. Based on its assessment, management concluded that our internal control over financial reporting was not effective as of March 31, 2021 due to material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Managements’ assessment of internal control over financial reporting do not include the business acquired during 2021, Sprout Foods, which total assets and revenues represent approximately 33.7% and 6.8%, respectively, of the consolidated financial statement as of and for the year ended March 31, 2021.

The Corporation experienced significant and rapid changes during the fiscal year 2021 as a result of our business plan, new business lines and products, and COVID-19 pandemic. The Corporation did not effectively design, implement and operate effective process-level control activities related to various processes, account level assertions and disclosures including entity level controls and information technology general controls (“ITGCs”).

Further, there were inadequate controls over user and privileged access to information technology (IT) systems for multiple components to adequately restrict access to appropriate finance and IT personnel and enforce appropriate segregation of duties. As a result, process-level automated control activities and manual control activities that are dependent upon information derived from IT systems were also ineffective. .The pervasive nature of these deficiencies contributed to the other material weaknesses below:

•

Inadequate oversight processes and procedures to guide individuals in applying internal control over financial reporting to prevent or timely detect material accounting errors and ensuring adherence to applicable accounting standards.

•	Ineffective risk assessment process, including (i) potential for fraud and (ii) identification and assessment of changes in the business that could impact our system of internal controls.
•	Ineffective design and implementation of control activities, general controls over technology and deployment of policies and procedures.
•	Relevant and quality information to support the functioning of internal controls was not consistently generated, used, or reviewed by the Corporation.
•	The Corporation did not sufficiently select, develop, and perform ongoing evaluations to determine that components of internal control are present and functioning.
•	The evaluation and communication process of internal control deficiencies was not timely.

As a result of these deficiencies, material misstatements were identified and corrected in the consolidated financial statements as of and for the year ended
March 31, 2021. Because there is a reasonable possibility that material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis, we concluded the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of March 31, 2021.

Notwithstanding the material weaknesses identified in the internal control over financial reporting, our management, including our CEO and CFO, has concluded that our consolidated financial statements, as of and for the year ended March 31, 2021, present fairly, in all material respects, our financial position, results of our operations and cash flows for the periods presented in this report, in conformity with IFRS.

management discussion and analysis

The Corporation's independent registered public accounting firm, Ernst and Young LLP, has audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States – PCAOB), the Corporation’s internal control over financial reporting  as of March 31, 2021, based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and their report dated July 15, 2021 expressed an adverse opinion thereon.

Remediation Plan

We have identified and begun to implement several steps, as further described below, to remediate the identified material weaknesses and to enhance our overall control environment, risk assessment, control activities, monitoring and information and communication. We are committed to ensure that our internal controls over financial reporting will be designed and operating effectively by:

•	Developing a detailed remediation plan to address the material weaknesses related to the control environment, risk assessment, information and communication, and monitoring activities.
•	Instituting policies and processes to identify and maintain the information required to support the functioning of internal controls over financial reporting.
•	Designing and implementing a comprehensive and continuous risk assessment process to identify and assess risks of material misstatement (including fraud risks).
•

Enhancing the design of existing controls and IT general controls, implementing additional process-level control activities and ensuring they are operating effectively to support automated and manual control activities.

•

Establishing an adequate reporting structure to ensure authority guidelines and reinforcing communications protocols, including required information and expectations, to enable personnel to carry out their responsibilities and producing accurate financial reports.

•	Reinforcing internal control expertise across the organisation.
•	Hiring individuals with appropriate skills and experience, assigning responsibilities and holding individuals accountable for their role related to internal control and provide continuous training.
•	Designing and implementing additional monitoring controls to assess the consistent operation of controls and to remediate deficiencies in a timely manner.

Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses. In addition, we may discover additional material weaknesses that require additional time and resources to remediate and we may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS. Weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal control over financial reporting

Other than the material weaknesses described above, there were no changes in the Company’s internal control over financial reporting during the three-month and twelve-month periods ended March 31, 2021, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Limitation on scope of design

The Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude the Sprout Foods business acquired, as allowed by National Instrument
52-109.

The table below presents the summary financial information included in the Corporation’s consolidated annual financial statements for the excluded controls related to the acquired business:

Sprout Foods	February 10 -
Selected financial information from the statement of loss	March 31, 2021

Total revenues	$3,177,585
Loss from operating activities (1)	(2,899,546)
(1)	Excludes acquisition related costs incurred

As the impairment loss on goodwill was tested as part of the Corporation’s testing of DC&P and ICFR, it has been excluded from the table above.

Sprout Foods	As at
Selected financial information from the statement of financial position	March 31, 2021

Total current assets	$14,243,058
Total non-current assets	64,839,010
Total current liabilities	7,695,092
Total non-current liabilities	15,114,423

As the goodwill and intangible assets were tested as part of the Corporation’s testing of DC&P and ICFR, it has been excluded from the table above.

During the previous fiscal year, and only for that period, the Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of SugarLeaf, another business acquired not more than 365 days before the last day of the period covered by the filing. The Corporation elected to exclude the SugarLeaf business acquired as allowed by National Instrument 52-109. As at March 31, 2021, the Corporation has completed its analysis and assessment of internal controls of SugarLeaf which is no longer excluded from Management’s assessment of DC&P and ICFR.

Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting Neptune ’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

ISSUED AND OUTSTANDING SECURITIES

The following table details the number of issued and outstanding securities as at the date of this MD&A:

Number of Securities Issued and Outstanding

Common shares	167,081,041
Share options	13,236,413
Deferred share units	41,960
Restricted share units	1,161,106
Warrants	23,582,401
Total number of securities	205,102,921

The Corporation’s common shares are being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”.  Each option, restricted share, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from the treasury of the Corporation.

ADDITIONAL INFORMATION

This MD&A is dated July 15, 2021.  Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

management discussion and analysis

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